UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Campinas, November 12, 2018 – CPFL Energia S.A. (B3: CPFE3 and NYSE: CPL), announces its 3Q18 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 3Q17, unless otherwise stated.

CPFL ENERGIA ANNOUNCES ITS 3Q18 RESULTS

Indicators (R$ Million)	3Q18	3Q17	Var.	9M18	9M17	Var.
Sales within the Concession Area - GWh	16,249	15,933	2.0%	50,193	48,748	3.0%
Captive Market	10,808	10,770	0.3%	34,082	33,894	0.6%
Free Client	5,441	5,162	5.4%	16,111	14,854	8.5%
Gross Operating Revenue	12,174	11,073	9.9%	32,313	28,960	11.6%
Net Operating Revenue	8,130	7,784	4.4%	21,450	19,285	11.2%
EBITDA(1)	1,548	1,275	21.4%	4,284	3,498	22.5%
Net Income	626	390	60.5%	1,496	745	100.6%
Investments(2)	525	544	-3.6%	1,373	1,923	-28.6%

Notes:

(1)   EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization, as CVM Instruction no. 527/12. See the calculation in item 4.6 of this report;

(2)   Includes investments related to the transmission segment; according to the requirements of IFRIC 12, it was recorded as “Financial Asset of Concession” (in non-current assets). Does not include special obligations.

3Q18 HIGHLIGHTS

•     Increase in sales within the concession area (+2.0%), highlighting the growths of the residential (+2.0%) and industrial (+2.4%) classes;

•     Increases of 4.4% in Net Operating Revenue and of 21.4% in EBITDA;

•     Net debt of R$ 15.5 billion and leverage of 2.92x Net Debt/EBITDA;

•     Investments of R$ 525 million;

•     Winning projects in the 28th LEN - A-6 Auction (Aug-18): Cherobim SHPP, with 28.0 MW of installed capacity, and Gameleira Wind Complex, with 69.3 MW of installed capacity.

Conference Call with Simultaneous Translation into English	Investor Relations
(Bilingual Q&A)	Department
· Tuesday, November 13, 2018 – 11:00 a.m. (Brasília), 08:00 a.m. (ET)
55-19-3756-8458
( Portuguese: 55-11-3193-1001 or 55-11-2820-4001 (Brazil)	ri@cpfl.com.br
( English: 1-800-492-3904 (USA) and 1-646-828-8246 (Other Countries)	www.cpfl.com.br/ir

3Q18 Results | November 12, 2018

INDEX

1) MESSAGE FROM THE CEO	4

2) ENERGY SALES	5
2.1) Sales within the Distributors’ Concession Area	5
2.1.1) Sales by Segment – Concession Area	6
2.1.2) Sales to the Captive Market	7
2.1.3) Free Clients	7
2.2) Generation Installed Capacity	7

3) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS
CONSOLIDATION	9
3.1) Consolidation of CPFL Renováveis Financial Statements	11
3.2) Consolidation of RGE Sul Financial Statements	11
3.3) Economic-Financial Performance Presentation	11
3.4) Consolidation of Transmission Companies	11

4) ECONOMIC-FINANCIAL PERFORMANCE	12
4.1) Opening of economic-financial performance by business segment	12
4.2) Sectoral Financial Assets and Liabilities	13
4.3) Operating Revenue	13
4.4) Cost of Electric Energy	14
4.5) Operating Costs and Expenses	16
4.6) EBITDA	18
4.7) Financial Result	19
4.8) Net Income	21

5) INDEBTEDNESS	22
5.1) Debt (IFRS)	22
5.1.1) Debt Amortization Schedule in IFRS (Sep-18)	23
5.2) Debt in Financial Covenants Criteria	24
5.2.1) Indexation and Debt Cost in Financial Covenants Criteria	24
5.2.2) Net Debt in Financial Covenants Criteria and Leverage	25

6) INVESTMENTS	25
6.1) Actual Investments	25
6.2) Investments Forecasts	26

7) STOCK MARKETS	27
7.1) Stock Performance	27
7.2) Daily Average Volume	27

8) CORPORATE GOVERNANCE	28

9) SHAREHOLDERS STRUCTURE	29

10) PERFORMANCE OF THE BUSINESS SEGMENTS	30
10.1) Distribution Segment	30
10.1.1) Economic-Financial Performance	30
10.1.1.1) Sectoral Financial Assets and Liabilities	30
10.1.1.2) Operating Revenue	31
10.1.1.3) Cost of Electric Energy	33
10.1.1.4) Operating Costs and Expenses	34
10.1.1.5) EBITDA	36
10.1.1.6) Financial Result	37
10.1.1.7) Net Income	39

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10.1.2) Tariff Events	39
10.1.3) Operating Performance of Distribution	42
10.2) Commercialization and Services Segments	43
10.2.1) Commercialization Segment	43
10.2.2) Services Segment	44
10.3) Conventional Generation Segment	45
10.3.1) Economic-Financial Performance	45
10.3.1.1) Operating Revenue	45
10.3.1.2) Cost of Electric Power	46
10.3.1.3) Operating Costs and Expenses	46
10.3.1.4) Equity Income	48
10.3.1.5) EBITDA	49
10.3.1.6) Financial Result	50
10.3.1.7) Net Income	51
10.4) CPFL Renováveis	51
10.4.1) Economic-Financial Performance	51
10.4.1.1) Operating Revenue	52
10.4.1.2) Cost of Electric Power	53
10.4.1.3) Operating Costs and Expenses	53
10.4.1.4) EBITDA	54
10.4.1.5) Financial Result	55
10.4.1.6) Net Income	55
10.4.2) Status of Generation Projects – 100% Participation	55

11) ATTACHMENTS	57
11.1) Statement of Assets – CPFL Energia	57
11.2) Statement of Liabilities – CPFL Energia	58
11.3) Income Statement – CPFL Energia	59
11.4) Cash Flow – CPFL Energia	60
11.5) Income Statement – Conventional Generation Segment	61
11.6) Income Statement – CPFL Renováveis	62
11.7) Income Statement – Distribution Segment	63
11.8) Economic-Financial Performance by Distributor	64
11.9) Sales within the Concession Area by Distributor (In GWh)	65
11.10) Sales to the Captive Market by Distributor (in GWh)	66
11.11) Reconciliation of Net Debt/EBITDA Pro Forma ratio of CPFL Energia for purposes of financial
covenants calculation	67

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3Q18 Results | November 12, 2018

1) MESSAGE FROM THE CEO

The CPFL Group continued to be very active in the third quarter of this year, promoting improvements in its operations and management, as well as following the unfolding of the political and economic scenarios of Brazil in its markets.

The results of CPFL Group in the third quarter of 2018 reflected the growth of energy sales in all consumption classes, our discipline in cost and expense management, as well as the drop in interest rates in the last twelve months in Brazil.

The distribution segment had an increase in energy sales (+2.0%). Residential, industrial and commercial classes registered market variations of 2.0%, 2.4% and 0.2%, respectively, reflecting the slow recovery of economy activity.

CPFL Group’s operating cash generation, measured by EBITDA, reached R$ 1,548 million in 3Q18 (+21.4%), reflecting the positive results of all business segments. We highlight the distribution segment, whose EBITDA reached R$ 718 million in 3Q18 (+47.1%), mainly reflecting the results coming from the conclusion of the tariff revision process (4th cycle) of CPFL Paulista, RGE Sul (both in April 2018) and RGE (in June 2018). In addition, the Company is promoting organizational reviews in order to simplify its processes and structure, aiming at greater efficiency and focus on business.

We continue working on value initiatives and in our investment plan in the third quarter, with financial discipline, efforts and commitment of our teams. We invested R$ 525 million in this period.

Among the value initiatives, it is worth mentioning the creation of CPFL Soluções, which brings together services and products previously offered under the brands CPFL Brasil, CPFL Serviços and CPFL Eficiência. In this way, we have an integrated platform for interaction with customers seeking solutions for energy trading, energy efficiency, distributed generation, energy infrastructure and consulting services.

We also had the participation of CPFL Renováveis in the A-6 Auction of August 2018. The Company won with the following projects: (i) Cherobim SHPP, with 28.0 MW of installed capacity, located in Paraná state, and (ii) Gameleira Wind Complex, with 69.3 MW of installed capacity, located in Rio Grande do Norte state.

Still in relation to CPFL Renováveis, we presented advances in relation to the Mandatory Tender Offer of the Company. On October 11, the CVM approved the application for registration of the Mandatory Tender Offer resulting from the indirect transfer of control. On October 22, the Company released a Material Fact informing the publication, on that date, of the Form of Notice of the Offer. The auction will take place on November 26.

CPFL Energia’s capital structure and consolidated leverage remained at adequate levels. The Company’s net debt reached 2.92 times EBITDA at the end of the quarter, under the criteria to measure our financial covenants, below the level verified during 2017 and in 1p8. It is worth mentioning that the reductions in interest rates have benefited the Company.

Finally, CPFL’s management remains optimistic about the advances of the Brazilian electricity sector and remains confident in its business platform, which is increasingly prepared and well positioned to face the challenges and opportunities in the country.

Andre Dorf

CEO of CPFL Energia

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3Q18 Results | November 12, 2018

2) ENERGY SALES

2.1) Sales within the Distributors’ Concession Area

Sales within the Concession Area - GWh
	3Q18	3Q17	Var.	9M18	9M17	Var.
Captive Market	10,808	10,770	0.3%	34,082	33,894	0.6%
Free Client	5,441	5,162	5.4%	16,111	14,854	8.5%
Total	16,249	15,933	2.0%	50,193	48,748	3.0%

In 3Q18, sales within the concession area, achieved by the distribution segment, totaled 16,249 GWh, an increase of 2.0%. Sales to the captive market totaled 10,808 GWh in 3Q18, an increase of 0.3%. The quantity of energy, in GWh, which corresponds to the consumption of free clients in the concession area of group’s distributors, billed through the Tariff for the Usage of the Distribution System (TUSD), reached 5,441 GWh in 3Q18, an increase of 5.4%.

In 9M18, sales within the concession area totaled 50,193 GWh, an increase of 3.0%. Sales to the captive market totaled 34,082 GWh in 9M18, an increase of 0.6%. The quantity of energy billed through TUSD reached 16,111 GWh in 9M18, an increase of 8.5%.

Sales within the Concession Area - GWh
	3Q18	3Q17	Var.	Part.	9M18	9M17	Var.	Part.
Residential	4,627	4,538	2.0%	28.5%	14,647	14,256	2.7%	29.2%
Industrial	6,368	6,221	2.4%	39.2%	18,653	18,030	3.5%	37.2%
Commercial	2,482	2,478	0.2%	15.3%	8,207	8,101	1.3%	16.4%
Others	2,772	2,697	2.8%	17.1%	8,685	8,361	3.9%	17.3%
Total	16,249	15,933	2.0%	100.0%	50,193	48,748	3.0%	100%

Note: The tables with sales within the concession area by distributor are attached to this report in item 11.9.

Noteworthy in 3Q18, in the concession area:

•         Residential and commercial classes (28.5% and 15.3% of total sales, respectively): increases of 2.0% and 0.2%, respectively. Highlights for RGE (+6.3%) and RGE Sul (+4.0%) of the residential class where the effect of temperature contributed to the growth of consumption.

•         Industrial class (39.2% of total sales): increase of 2.4%. Highlights for grown in CPFL Piratininga (+4.3%), RGE (+3.7%) and RGE Sul (+4.8%). Even with a low confidence index because of the political scenario, we had an increase in sales with highlights for the activities of chemicals, automotive vehicles, rubber and plastic and foods.

Noteworthy in 9M18, in the concession area:

•         Residential and commercial classes (29.2% and 16.4% of total sales, respectively): increases 2.7% and 1.3%, respectively. Lower temperatures in the first quarter were offset by higher temperatures in the last six months, contributing to a year over year sales growth.

•         Industrial class (37.2% of total sales): increase of 3.5%, reflecting the positive performance of the main industrial activities in the concession area of CPFL Energia (chemicals, automotive vehicles, rubber and plastic, foods and metallurgy).

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3Q18 Results | November 12, 2018

2.1.1) Sales by Segment – Concession Area

Note: in parentheses, the variation in percentage points from 3Q17/9M17 to 3Q18/9M18.

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3Q18 Results | November 12, 2018

2.1.2) Sales to the Captive Market

Sales to the Captive Market - GWh
	3Q18	3Q17	Var.	9M18	9M17	Var.
Residential	4,627	4,538	2.0%	14,647	14,256	2.7%
Industrial	1,557	1,631	-4.5%	4,590	4,939	-7.1%
Commercial	1,931	1,988	-2.9%	6,413	6,584	-2.6%
Others	2,693	2,613	3.1%	8,432	8,116	3.9%
Total	10,808	10,770	0.3%	34,082	33,894	0.6%

Note: The tables with captive market sales by distributor are attached to this report in item 11.10.

Sales to the captive market totaled 10,808 GWh in 3Q18, an increase of 0.3% (38 GWh), mainly due to the performance of the residential class (+2.0%); the performance of industrial (-4.5%) and commercial (-2.9%) classes, reflects the migration of customers to the free market.

In 9M18, sales to the captive market totaled 34,082 GWh, an increase of 0.6% (188 GWh), mainly due to the performance of the residential class (+2.7%); the performance of industrial (-7.1%) and commercial (-2.6%) classes, also reflects the migration of customers to the free market.

2.1.3) Free Clients

Free Client - GWh
	3Q18	3Q17	Var.	9M18	9M17	Var.
Industrial	4,811	4,590	4.8%	14,063	13,091	7.4%
Commercial	551	489	12.7%	1,794	1,517	18.3%
Others	79	84	-5.9%	254	246	3.2%
Total	5,441	5,162	5.4%	16,111	14,854	8.5%

Free Client by Distributor - GWh
	3Q18	3Q17	Var.	9M18	9M17	Var.
CPFL Paulista	2,493	2,421	3.0%	7,434	6,950	7.0%
CPFL Piratininga	1,577	1,478	6.6%	4,707	4,274	10.1%
RGE	624	596	4.7%	1,804	1,725	4.6%
RGE Sul	593	534	11.0%	1,715	1,538	11.5%
CPFL Santa Cruz	155	133	16.3%	451	368	22.5%
Total	5,441	5,162	5.4%	16,111	14,854	8.5%

2.2) Generation Installed Capacity

In 3Q18, the generation installed capacity of CPFL Energia group, considering the proportional stake in each project, is of 3,283 MW.

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3Q18 Results | November 12, 2018

3) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described below. Except for: (i) the jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, that, as from January 1, 2013 are no longer proportionally consolidated in the Company’s financial statements, being their assets, liabilities and results accounted for using the equity method of accounting, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of September 30, 2018 and 2017, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

Since November 1st, 2016 CPFL Energia is considering the full consolidation of RGE Sul.

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession
Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Countryside of São Paulo	234	4,468	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Countryside and seaside of São Paulo	27	1,746	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Countryside of Rio Grande do Sul	255	1,505	30 years	November 2027
RGE Sul Distribuidora de Energia S.A. ("RGE Sul")	Publicly-quoted corporation	Direct and Indirect 100%	Countryside of Rio Grande do Sul	118	1,358	30 years	November 2027
Companhia Jaguari de Energia ("CPFL Santa Cruz") (d)	Private corporation	Direct 100%	Countryside of São Paulo, Paraná and Minas Gerais	45	454	30 years	July 2045

Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Installed capacity
					Total	CPFL participation
CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo and Goiás	3 Hydroelectric (a)	1,295	678
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51% (b)	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855	436
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 53.34%	Paraíba	2 Thermoelectric	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93% (c)	Tocantins	1 Hydroelectric	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 51.61%	See chapter 10.4.2	See chapter 10.4.2	See chapter 10.4.2	See chapter 10.4.2
CPFL Centrais Geradoras Ltda. ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo and Minas Gerais	6 MHPPs	4	4
Transmission	Company Type		Core activity		Equity Interest
CPFL Transmissão Piracicaba S.A. ("CPFL Piracicaba")	Private corporation		Electric energy transmission services		Indirect 100%
CPFL Transmissão Morro Agudo S.A. ("CPFL Morro Agudo")	Private corporation		Electric energy transmission services		Indirect 100%
CPFL Transmissão Maracanaú S.A. ("CPFL Maracanaú)	Privately-held corporation		Energy transmission services		Indirect 100%

Notes:

(a)     CPFL Geração holds 51.54% of the assured power and power of the Serra da Mesa HPP, whose concession belongs to Furnas. The Cariobinha HPP and the Carioba TPP projects are deactivated pending the position of the Ministry of Mines and Energy on the anticipated closure of its concession and are not included in the table.

(b)     The joint venture Chapecoense fully consolidates the interim financial statements of its direct subsidiary, Foz de Chapecó;

(c)     Paulista Lajeado has a 7% participation in the installed power of Investco S.A. (5.94% share of its capital);

(d)     On December 31, 2017, was approved the merger of the subsidiaries Companhia Luz e Força Santa Cruz, Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia and Companhia Luz e Força de Mococa into Companhia Jaguari de Energia, whose fancy name became "CPFL Santa Cruz”.

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Energy commercialization	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Private corporation	Energy commercialization	Indirect 100%

Services	Company Type	Core activity	Equity Interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda. ("Nect")	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct 100%
CPFL Eficiência Energética S.A. ("CPFL Eficiência")	Private corporation	Management in Energy Efficiency	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi")	Limited company	IT services	Direct 100%
CPFL GD S.A. ("CPFL GD")	Private corporation	Electric energy generation services	Indirect 100%

Others	Company Type	Core activity	Equity Interest
CPFL Jaguari de Geração de Energia Ltda. ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%
CPFL Telecom S.A. ("CPFL Telecom")	Private corporation	Telecommunication services	Direct 100%

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3.1) Consolidation of CPFL Renováveis Financial Statements

On September 30, 2018, CPFL Energia indirectly held 51.6% of CPFL Renováveis, through its subsidiary CPFL Geração. CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

3.2) Consolidation of RGE Sul Financial Statements

On September 30, 2018, CPFL Energia held the following stake in the capital stock of RGE Sul: 76.3893%, directly, and 23.4561%, indirectly, through CPFL Brasil. RGE Sul has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since November 1Ht, 2016.

3.3) Economic-Financial Performance Presentation

In accordance with U.S. SEC (Securities and Exchange Commission) guidelines and pursuant to items 100(a) and (b) of Regulation G, with the disclosure of 4Q16/2016 results, in order to avoid the disclosure of non-GAAP measures, we no longer disclose the economic-financial performance considering the proportional consolidation of the generation projects and the adjustment of the numbers for non-recurring items, focusing the disclosure in the IFRS criterion. Only in chapter 5, of Indebtedness, we continue presenting the information in the financial covenants criterion, considering that the proper reconciliation with the numbers in the IFRS criterion are presented in item 12.11 of this report.

3.4) Consolidation of Transmission Companies

As of 4Q17, the subsidiaries CPFL Transmissão Piracicaba and CPFL Transmissão Morro Agudo are consolidated in the financial statements of the segment "Conventional Generation".

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4) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (R$ Million)
	3Q18	3Q17	Var.	9M18	9M17	Var.
Gross Operating Revenue	12,174	11,073	9.9%	32,313	28,960	11.6%
Net Operating Revenue	8,130	7,784	4.4%	21,450	19,285	11.2%
Cost of Electric Power	(5,401)	(5,246)	3.0%	(13,953)	(12,205)	14.3%
Operating Costs & Expenses	(1,656)	(1,738)	-4.7%	(4,647)	(4,978)	-6.7%
EBIT	1,073	800	34.2%	2,850	2,102	35.6%
EBITDA[1]	1,548	1,275	21.4%	4,284	3,498	22.5%
Financial Income (Expense)	(279)	(343)	-18.8%	(832)	(1,198)	-30.5%
Income Before Taxes	881	546	61.2%	2,259	1,157	95.2%
Net Income	626	390	60.5%	1,496	745	100.6%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12. See the calculation in item 4.6 of this report.

4.1) Opening of economic-financial performance by business segment

Income Statement by business segment - CPFL Energia (R$ million)
	Distribution	Conventional Generation	Renewable Generation	Commerciali-zation	Services	Others	Eliminations	Total
3Q18
Net operating revenue	6,465	307	622	981	140	-	(385)	8,130
Operating costs and expenses	(5,747)	(58)	(195)	(937)	(109)	(8)	385	(6,670)
Depreciation e amortization	(183)	(27)	(156)	(1)	(6)	(16)	-	(388)
Income from electric energy service	535	222	271	43	26	(24)	-	1,073
Equity accounting	-	87	-	-	-	-	-	87
EBITDA	718	336	427	43	32	(8)	-	1,548
Financial result	(98)	(62)	(126)	(1)	0	8	-	(279)
Income (loss) before taxes	438	247	145	42	26	(16)	-	881
Income tax and social contribution	(161)	(48)	(24)	(14)	(6)	(1)	-	(255)
Net income (loss)	277	198	121	27	20	(17)	-	626

3Q17
Net operating revenue	6,131	306	585	986	128	0	(352)	7,784
Operating costs and expenses	(5,643)	(75)	(177)	(944)	(107)	(5)	352	(6,600)
Depreciation e amortization	(175)	(30)	(158)	(1)	(5)	(16)	-	(385)
Income from electric energy service	314	201	250	41	15	(21)	-	800
Equity accounting	-	90	-	-	-	-	-	90
EBITDA	488	321	408	42	21	(5)	(0)	1,275
Financial result	(132)	(62)	(131)	(4)	0	(15)	0	(343)
Income (loss) before taxes	182	229	119	37	16	(36)	-	546
Income tax and social contribution	(77)	(41)	(24)	(12)	(3)	1	-	(156)
Net income (loss)	104	187	95	26	13	(35)	-	390

Variation
Net operating revenue	5.4%	0.4%	6.3%	-0.5%	10.1%	-100.0%	9.3%	4.4%
Operating costs and expenses	1.8%	-22.7%	10.0%	-0.7%	1.8%	55.4%	9.3%	1.1%
Depreciation e amortization	4.6%	-9.5%	-1.4%	-19.6%	11.2%	-2.2%	-	0.8%
Income from electric energy service	70.7%	10.6%	8.5%	3.2%	67.1%	12.1%	-	34.2%
Equity accounting	-	-3.5%	-	-	-	-	-	-3.5%
EBITDA	47.1%	4.7%	4.7%	2.8%	53.2%	55.4%	-100.0%	21.4%
Financial result	-25.9%	0.0%	-3.5%	-71.7%	-89.4%	-	-100.0%	-18.8%
Income (loss) before taxes	140.7%	7.9%	21.7%	11.4%	63.2%	-56.9%	-	61.2%
Income tax and social contribution	107.8%	17.4%	-1.8%	24.5%	99.6%	-	-	63.1%
Net income (loss)	165.1%	5.8%	27.6%	5.5%	54.0%	-52.0%	-	60.5%

Note: an analysis of the economic-financial performance by business segment is presented in chapter 10.

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Income Statement by business segment - CPFL Energia (R$ million)
	Distribution	Conventional Generation	Renewable Generation	Commerciali-zation	Services	Others	Eliminations	Total
9M18
Net operating revenue	17,307	859	1,420	2,534	380	-	(1,050)	21,450
Operating costs and expenses	(15,029)	(141)	(510)	(2,452)	(301)	(26)	1,050	(17,408)
Depreciation e amortization	(570)	(88)	(468)	(2)	(17)	(47)	-	(1,192)
Income from electric energy service	1,708	631	442	80	62	(73)	-	2,850
Equity accounting	-	241	-	-	-	-	-	241
EBITDA	2,278	960	910	82	79	(26)	-	4,284
Financial result	(249)	(205)	(375)	(13)	(1)	10	-	(832)
Income (loss) before taxes	1,459	667	68	67	62	(63)	-	2,259
Income tax and social contribution	(537)	(132)	(56)	(24)	(15)	1	-	(764)
Net income (loss)	921	535	12	43	46	(62)	-	1,496

9M17
Net operating revenue	15,327	895	1,368	2,370	346	1	(1,022)	19,285
Operating costs and expenses	(13,760)	(224)	(501)	(2,252)	(285)	(40)	1,022	(16,041)
Depreciation e amortization	(524)	(90)	(462)	(2)	(14)	(49)	-	(1,142)
Income from electric energy service	1,042	581	406	115	46	(88)	-	2,102
Equity accounting	-	253	-	-	-	-	-	253
EBITDA	1,566	924	867	117	61	(39)	(0)	3,498
Financial result	(479)	(265)	(387)	(25)	2	(44)	0	(1,198)
Income (loss) before taxes	563	568	18	90	49	(132)	-	1,157
Income tax and social contribution	(235)	(100)	(50)	(29)	(11)	14	-	(412)
Net income (loss)	328	469	(32)	61	38	(118)	-	745

Variation
Net operating revenue	12.9%	-4.0%	3.8%	6.9%	9.7%	-100.0%	2.7%	11.2%
Operating costs and expenses	9.2%	-37.2%	1.8%	8.8%	5.4%	-35.1%	2.7%	8.5%
Depreciation e amortization	8.8%	-3.1%	1.4%	-25.5%	16.9%	-4.3%	-	4.3%
Income from electric energy service	63.8%	8.7%	9.1%	-30.3%	34.4%	-16.9%	-	35.6%
Equity accounting	-	-4.6%	-	-	-	-	-	-4.6%
EBITDA	45.4%	3.9%	5.0%	-30.2%	30.3%	-33.0%	-100.0%	22.5%
Financial result	-48.0%	-22.7%	-3.2%	-46.4%	-	-	-100.0%	-30.5%
Income (loss) before taxes	158.9%	17.4%	266.8%	-25.8%	26.8%	-52.5%	-	95.2%
Income tax and social contribution	128.3%	32.0%	11.3%	-18.4%	42.6%	-93.8%	-	85.5%
Net income (loss)	180.9%	14.2%	-	-29.4%	22.3%	-47.7%	-	100.6%

Note: an analysis of the economic-financial performance by business segment is presented in chapter 10.

4.2) Sectoral Financial Assets and Liabilities

In 3Q18, it was accounted the total sectoral financial assets in the amount of R$ 1,089 million, compared to the total sectoral financial assets in the amount of R$ 1,245 million in 3Q17, a reduction of 12.6% (R$ 156 million). In 9M18, it was accounted the total sectoral financial assets in the amount of R$ 1,943 million, compared to the total sectoral financial assets in the amount of R$ 1,049 million in 9M17, an increase of 85.2% (R$ 893 million).

On September 30, 2018, the balance of these sectoral financial assets and liabilities was positive in R$ 2,207 million, compared to a positive balance of R$ 1,094 million on June 30, 2018 and a negative balance of R$ 107 million on September 30, 2017.

As established by the applicable regulation, any sectoral financial assets or liabilities shall be included in the tariffs of the distributors in their respective annual tariff events.

4.3) Operating Revenue

In 3Q18, gross operating revenue reached R$ 12,174 million, representing an increase of 9.9% (R$ 1,101 million). Deductions from the gross operating revenue was of R$ 4,044 million in 3Q18, representing an increase of 22.9% (R$ 755 million). Net operating revenue reached R$ 8,130 million in 3Q18, registering an increase of 4.4% (R$ 346 million).

The main factors that affected the net operating revenue were:

•      Increase of revenues in the Distribution segment, in the amount of R$ 334 million (for more details, see item 10.1.1.2);

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•      Increase of revenues in the Renewable Generation segment, in the amount of R$ 37 million;

•      Increase of revenues in the Services segment, in the amount of R$ 13 million;

•      Increase of revenues in the Conventional Generation segment, in the amount of R$ 1 million;

Partially offset by:

•      Reduction of R$ 33 million, due to eliminations;

•      Reduction of revenues in the Commercialization segment, in the amount of R$ 5 million.

In 9M18, gross operating revenue reached R$ 32,313 million, representing an increase of 11.6% (R$ 3,353 million). Deductions from the gross operating revenue was of R$ 10,862 million in 9M18, representing an increase of 12.3% (R$ 1,188 million). Net operating revenue reached R$ 21,450 million in 9M18, registering an increase of 11.2% (R$ 2,165 million).

The main factors that affected the net operating revenue were:

•      Increase of revenues in the Distribution segment, in the amount of R$ 1,980 million (for more details, see item 10.1.1.2);

•      Increase of revenues in the Commercialization segment, in the amount of R$ 164 million;

•      Increase of revenues in the Renewable Generation segment, in the amount of R$ 52 million;

•      Increase of revenues in the Services segment, in the amount of R$ 34 million;

Partially offset by:

•      Reduction of revenues in the Conventional Generation segment, in the amount of R$ 36 million;

•      Reduction of R$ 28 million, due to eliminations;

•      Reduction of revenues in Others, in the amount of R$ 1 million.

4.4) Cost of Electric Energy

Cost of Electric Energy (R$ Million)
	3Q18	3Q17	Var.	9M18	9M17	Var.
Cost of Electric Power Purchased for Resale
Energy from Itaipu Binacional	751	596	25.9%	2,025	1,764	14.8%
Energy Purchased in the Spot Market/PROINFA	82	74	11.5%	250	216	15.5%
Energy Purchased through Auction in the Regulated Environment and Bilateral Contracts	4,660	4,582	1.7%	11,077	10,466	5.8%
PIS and COFINS Tax Credit	(490)	(478)	2.4%	(1,186)	(1,134)	4.5%
Total	5,003	4,773	4.8%	12,167	11,312	7.6%

Charges for the Use of the Transmission and Distribution System
Basic Network Charges	487	492	-0.9%	1,630	988	65.0%
Itaipu Transmission Charges	71	66	6.6%	198	97	104.8%
Connection Charges	46	31	48.1%	116	91	28.1%
Charges for the Use of the Distribution System	13	8	76.0%	35	30	17.1%
System Service Usage Charges - ESS	(178)	(76)	135.6%	(138)	(224)	-38.2%
Reserve Energy Charges - EER	(0)	(0)	276.2%	135	(0)	-
PIS and COFINS Tax Credit	(40)	(47)	-16.2%	(189)	(87)	116.7%
Total	399	473	-15.8%	1,786	894	99.9%

Cost of Electric Energy	5,401	5,246	3.0%	13,953	12,205	14.3%

In 3Q18, the cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 5,401 million, registering an increase of 3.0% (R$ 155 million).

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The factors that explain these variations follow below:

•      The cost of electric power purchased for resale reached R$ 5,003 million in 3Q18, an increase of 4.8% (R$ 230 million), due to the following factors:

(i)       Increase of 25.9% (R$ 155 million) in the cost of energy from Itaipu, due to the increase of 33.4% in the average purchase price (R$ 267.46/MWh in 3Q18 vs. R$ 200.52/MWh in 3Q17), partially offset by the reduction of 5.6% (166 GWh) in the volume of purchased energy;

(ii)       Increase of 1.7% (R$ 78 million) in the cost of energy purchased through auction in the regulated environment and bilateral contracts, due to the increase of 11.4% in the average purchase price (R$ 311.58/MWh in 3Q18 vs. R$ 279.58/MWh in 3Q17), partially offset by the reduction of 8.7% (1,431 GWh) in the volume of purchased energy;

(iii)       Increase of 11.5% (R$ 8 million) in the amount of energy purchased in the spot market/PROINFA cost;

Partially offset by:

            (iv)       Increase of 2.4% (R$ 11 million) in PIS and COFINS tax credits (cost reducer), generated from the energy purchase.

•         Charges for the use of the transmission and distribution system reached R$ 399 million in 3Q18, a reduction of 15.8% (R$ 75 million), due to the following factors:

               (i)       Increase of 135.6% (R$ 103 million) in the System Service Usage Charges – ESS (cost reducer), from a revenue of R$ 76 million in 3Q17 to a revenue of R$ 178 million in 3Q18;

              (ii)       Reduction of 0.9% (R$ 5 million) in the basic network charges;

Partially offset by:

             (iii)       Increase of 48.1% (R$ 15 million) in charges for connection;

            (iv)       Reduction of 16.2% (R$ 8 million) in PIS and COFINS tax credits (cost reducer), generated from the charges;

             (v)       Increase of 76.0% (R$ 6 million) in charges for usage of the distribution system;

            (vi)       Increase of 6.6% (R$ 4 million) in Itaipu transmission charges.

In 9M18, the cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 13,953 million, registering an increase of 14.3% (R$ 1,748 million).

The factors that explain these variations follow below:

•      The cost of electric power purchased for resale reached R$ 12,167 million in 9M18, an increase of 7.6% (R$ 855 million), due to the following factors:

(i)       Increase of 5.8% (R$ 612 million) in the cost of energy purchased through auction in the regulated environment and bilateral contracts, due to the increase of 13.8% in the average purchase price (R$ 243.23/MWh in 9M18 vs. R$ 213.74/MWh in 9M17), partially offset by the reduction of 7.0% (3,423 GWh) in the volume of purchased energy;

(ii)       Increase of 14.8% (R$ 261 million) in the cost of energy from Itaipu, due to the increase of 21.7% in the average purchase price (R$ 243.71/MWh in 9M18 vs. R$ 200.32/MWh in 9M17), partially offset by the reduction of 5.6% (496 GWh) in the

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volume of purchased energy;

             (iii)       Increase of 15.5% (R$ 34 million) in the amount of energy purchased in the spot market/PROINFA cost;

Partially offset by:

            (iv)       Increase of 4.5% (R$ 52 million) in PIS and COFINS tax credits (cost reducer), generated from the energy purchase.

•         Charges for the use of the transmission and distribution system reached R$ 1,786 million in 9M18, an increase of 99.9% (R$ 893 million), due to the following factors:

               (i)       Increase of 65.0% (R$ 642 million) in the basic network charges;

              (ii)       Expense of R$ 135 million in 9M18, related to Reserve Energy Charges – EER;

             (iii)       Increase of 104.8% (R$ 102 million) in Itaipu transmission charges;

            (iv)       Reduction of 38.2% (R$ 86 million) in the System Service Usage Charges – ESS (cost reducer), from a revenue of R$ 224 million in 3Q17 to a revenue of R$ 138 million in 3Q18;

             (v)       Increase of 28.1% (R$ 25 million) in charges for connection;

            (vi)       Increase of 17.1% (R$ 5 million) in charges for usage of the distribution system;

Partially offset by:

           (vii)       Increase of 116.7% (R$ 102 million) in PIS and COFINS tax credits (cost reducer), generated from the charges.

4.5) Operating Costs and Expenses

Operating costs and expenses reached R$ 1,656 million in 3Q18, compared to R$ 1,738 million in 3Q17, a reduction of 4.7% (R$ 82 million). In 9M18, operating costs and expenses reached R$ 4,647 million, compared to R$ 4,978 million in 9M17, a reduction of 6.7% (R$ 331 million).

The factors that explain these variations follow below:

PMSO

Reported PMSO (R$ million)
	3Q18	3Q17	Variation		9M18	9M17	Variação
			R$ MM	%			R$ MM	%
Reported PMSO
Personnel	(344)	(329)	(15)	4.5%	(1,034)	(998)	(36)	3.6%
Material	(62)	(69)	7	-10.6%	(188)	(182)	(6)	3.3%
Outsourced Services	(162)	(174)	12	-6.9%	(499)	(548)	50	-9.1%
Other Operating Costs/Expenses	(215)	(154)	(61)	39.6%	(463)	(543)	79	-14.6%
Allowance for doubtful accounts	(45)	(33)	(13)	38.6%	(114)	(119)	5	-4.3%
Legal, judicial and indemnities expenses	(69)	(8)	(60)	723.4%	(113)	(122)	9	-7.7%
Others	(100)	(113)	12	-10.9%	(237)	(302)	65	-21.5%
Total Reported PMSO	(783)	(726)	(57)	7.8%	(2,184)	(2,271)	87	-3.8%

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The PMSO item reached R$ 783 million in 3Q18, compared to R$ 726 million in 3Q17, an increase of 7.8% (R$ 57 million), due to the following factors:

    (i)        Personnel - increase of 4.5% (R$ 15 million), mainly due to:

✓  Collective bargaining agreement – wages and benefits (R$ 8 million);

✓  Other effects (R$ 7 million);

   (ii)        Material - increase of 10.6% (R$ 7 million), mainly due to:

✓  Increase in the replacement of material to the maintenance of lines and grid (R$ 10 million);

Partially offset by:

✓  Other effects (R$ 3 million);

  (iii)        Out-sourced services - reduction of 6.9% (R$ 12 million), mainly due to:

✓  Reduction with the primarization of miscellaneous services (R$ 10 million);

✓  Other effects (R$ 2 million);

 (iv)        Other operational costs/expenses - increase of 39.6% (R$ 61 million), mainly due to:

✓  Increase of 723.4% in legal and judicial expenses (R$ 60 million);

✓  Increase of 38.6% in allowance for doubtful account (R$ 13 million);

✓  Compensation for non-compliance with technical indicators (R$ 7 million), which from January 2018 onwards was classified under Other Revenues;

Partially offset by:

✓  Reduction of 30.0% of loss on disposal, retirement and other noncurrent assets (R$ 15 million);

✓  Other effects (R$ 4 million).

In 9M18, the PMSO item reached R$ 2,184 million, compared to R$ 2,271 million in 9M17, a reduction of 3.8% (R$ 87 million), due to the following factors:

    (i)        Personnel - increase of 3.6% (R$ 36 million), mainly due to the collective bargaining agreement – wages and benefits;

   (ii)        Material - increase of 3.3% (R$ 6 million), mainly due to the increase in the replacement of material to the maintenance of lines and grid:

  (iii)        Out-sourced services - reduction of 9.1% (R$ 50 million), mainly due to the reductions PIS and COFINS tax credits, with the primarization of miscellaneous services, in the equipment maintenance and in audit and consulting;

 (iv)        Other operational costs/expenses - reduction of 14.6% (R$ 79 million), mainly due to:

✓  Compensation for non-compliance with technical indicators (R$ 34 million), which from January 2018 onwards was classified under Other Revenues;

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✓  Reduction of 12.0% of loss on disposal, retirement and other noncurrent assets (R$ 12 million);

✓  Reduction of 7.7% in legal and judicial expenses (R$ 9 million);

✓  Reduction of 4.3% in allowance for doubtful account (R$ 5 million);

✓  Other effects (R$ 19 million).

Other operating costs and expenses

Other operating costs and expenses reached R$ 873 million in 3Q18, compared to R$ 1,012 million in 3Q17, registering a reduction of 13.7% (R$ 139 million), due to the following factors:

•      Reduction of 22.7% (R$ 136 million) in Costs of Building the Infrastructure item;

•      Reduction of 21.1% (R$ 6 million) in Private Pension Fund item, due to the registration of the impacts of the 2018 actuarial report;

Partially offset by:

•      Increase of 1.0% (R$ 3 million) in Depreciation and Amortization item.

In 9M18, other operating costs and expenses reached R$ 2,462 million, compared to R$ 2,707 million in 9M17, registering a reduction of 9.0% (R$ 244 million), due to the following factors:

•      Reduction of 18.6% (R$ 276 million) in Costs of Building the Infrastructure item;

•      Reduction of 21.1% (R$ 18 million) in Private Pension Fund item, due to the registration of the impacts of the 2018 actuarial report;

•      Reduction of 0.7% (R$ 1 million) in Amortization of Intangible of Concession Asset item;

Partially offset by:

•      Increase of 5.5% (R$ 51 million) in Depreciation and Amortization item.

4.6) EBITDA

In 3Q18, EBITDA reached R$ 1,548 million, compared to R$ 1,275 million in 3Q17, registering an increase of 21.4% (R$ 273 million). In 9M18, EBITDA reached R$ 4,284 million, compared to R$ 3,498 million in 9M17, registering an increase of 22.5% (R$ 786 million).

EBITDA is calculated according to CVM Instruction no. 527/12 and showed in the table below:

EBITDA and Net Income conciliation (R$ million)
	3Q18	3Q17	Var.	9M18	9M17	Var.
Net Income	626	390	60.5%	1,496	745	100.6%
Depreciation and Amortization	388	385		1,192	1,143
Financial Result	279	343		832	1,198
Income Tax / Social Contribution	255	156		764	412
EBITDA	1,548	1,275	21.4%	4,284	3,498	22.5%

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4.7) Financial Result

Financial Result (R$ Million)
	3Q18	3Q17	Var.	9M18	9M17	Var.
Revenues
Income from Financial Investments	55	94	-41.8%	176	384	-54.2%
Additions and Late Payment Fines	70	61	15.3%	203	204	-0.3%
Fiscal Credits Update	8	10	-21.0%	13	15	-15.3%
Judicial Deposits Update	10	14	-25.8%	28	40	-29.6%
Monetary and Foreign Exchange Updates	22	21	3.9%	51	50	1.3%
Discount on Purchase of ICMS Credit	6	4	60.6%	25	9	165.2%
Sectoral Financial Assets Update	23	(1)	-	45	-	-
PIS and COFINS - over Other Financial Revenues	(12)	(10)	16.2%	(35)	(37)	-7.2%
PIS and COFINS over Interest on Own Capital	-	(2)	-100.0%	0	(2)	-
Others	31	15	104.5%	74	46	59.8%
Total	213	206	3.4%	579	709	-18.3%

Expenses
Debt Charges	(321)	(393)	-18.4%	(1,003)	(1,321)	-24.1%
Monetary and Foreign Exchange Updates	(136)	(98)	38.6%	(299)	(436)	-31.5%
(-) Capitalized Interest	7	8	-7.2%	20	42	-52.0%
Sectoral Financial Liabilities Update	3	(30)	-	-	(81)	-100.0%
Use of Public Asset	(5)	(1)	404.0%	(14)	(5)	193.8%
Others	(39)	(34)	15.1%	(116)	(106)	9.5%
Total	(492)	(549)	-10.5%	(1,411)	(1,907)	-26.0%

Financial Result	(279)	(343)	-18.8%	(832)	(1,198)	-30.5%

In 3Q18, net financial expense was of R$ 279 million, a reduction of 18.8% (R$ 64 million) compared to the net financial expense of R$ 343 million reported in 3Q17.

The items explaining these variations in Financial Result are as follows:

•         Financial Revenues: increase of 3.4% (R$ 7 million), from R$ 206 million in 3Q17 to R$ 213 million in 3Q18, mainly due to the following factors:

(i)            Variation of R$ 24 million in sectoral financial assets update, from an expense of R$ 1 million in 3Q17 to a revenue of R$ 23 million in 3Q18;

(ii)           Increase of 104,5% (R$ 16 million) in other financial revenues;

(iii)          Increase of 15.3% (R$ 9 million) in additions and late payment fines;

(iv)         Increase of 60.6% (R$ 2 million) in discount on the acquisition of ICMS credit;

(v)          Reduction of R$ 2 million in PIS and COFINS over Interest on Own Capital (revenue reducer);

(vi)         Increase of 3.9% (R$ 1 million) in the monetary and foreign exchange updates, due to: (a) the increase of R$ 16 million in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers; partially offset by the reductions (b) of R$ 12 million in other monetary and foreign exchange updates; and (c) of R$ 3 million in gains with the zero-cost collar derivative1;

1 In 2015, subsidiary CPFL Geração contracted US$ denominated put and call options, involving the same financial institution as counterpart, and which on a combined basis are characterized as an operation usually known as zero-cost collar. The contracting of this operation does not involve any kind of speculation, inasmuch as it is aimed at minimizing any negative impacts on future revenues of the joint venture ENERCAN, which has electric energy sale agreements with annual restatement of part of the tariff based on the variation in the US$. In addition, according to Management’s view, the scenario was favorable for contracting this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there was no initial cost for same.

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Partially offset by:

(vii)        Reduction of 41.8% (R$ 39 million) in the income from financial investments, due to the reductions in the CDI interbank rate and in the average balance of investments;

(viii)       Reduction of 25.8% (R$ 4 million) in judicial deposits update;

(ix)         Reduction of 21.0% (R$ 2 million) in fiscal credits update;

(x)          Increase of 16.2% (R$ 2 million) in PIS and COFINS over Other Financial Revenue (revenue reducer).

•         Financial Expenses: reduction of 10.5% (R$ 57 million), from R$ 549 million in 3Q17 to R$ 492 million in 3Q18, mainly due to the following factors:

(i)            Reduction of 18.4% (R$ 72 million) of debt charges in local currency, due to the reduction in the CDI interbank rate;

(ii)           Variation of R$ 33 million in sectoral financial liabilities update, from an expense of R$ 30 million in 3Q17 to a revenue of R$ 3 million in 3Q18;

Partially offset by:

(iii)          Increase of 38.6% (R$ 38 million) in the monetary and foreign exchange updates, due to: (a) the mark-to-market negative effect for financial operations under Law 4,131 – non-cash effect (R$ 35 million); and (b) the effect of Itaipu’s exchange variation (R$ 14 million); partially offset by (c) the reduction of debt charges in foreign currency, with swap to CDI interbank rate (R$ 11 million);

(iv)         Increase of 15.1% (R$ 5 million) in other financial expenses;

(v)          Increase of 404.4% (R$ 4 million) in the financial expenses with the Use of Public Asset (UBP);

(vi)         Reduction of 7.2% (R$ 1 million) in capitalized interest (expense reducer).

In 9M18, net financial expense was of R$ 832 million, a reduction of 30.5% (R$ 366 million) compared to the net financial expense of R$ 1,198 million reported in 9M17.

The items explaining these variations in Financial Result are as follows:

•         Financial Revenues: reduction of 18.3% (R$ 130 million), from R$ 709 million in 9M17 to R$ 579 million in 9M18, mainly due to the following factors:

(i)            Reduction of 54.2% (R$ 208 million) in the income from financial investments, due to the reductions in the CDI interbank rate and in the average balance of investments;

(ii)           Reduction of 29.6% (R$ 12 million) in judicial deposits update;

(iii)          Reduction of 15.3% (R$ 2 million) in fiscal credits update;

(iv)         Reduction of 0.3% (R$ 1 million) in additions and late payment fines;

Partially offset by:

(v)          Variation of R$ 45 million in sectoral financial assets update;

(vi)         Increase of 59.8% (R$ 28 million) in other financial revenues;

(vii)        Increase of 165.2% (R$ 15 million) in discount on the acquisition of ICMS credit;

(viii)       Reduction of 7.2% (R$ 3 million) in PIS and COFINS over Other Financial Revenue (revenue reducer);

(ix)         Reduction of R$ 2 million in PIS and COFINS over Interest on Own Capital (revenue

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reducer);

(x)          Increase of 1.3% (R$ 1 million) in the monetary and foreign exchange updates, due to the increases: (a) of R$ 26 million in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers; and (b) of R$ 1 million  in the update of the balance of tariff subsidies, as determined by ANEEL; partially offset by the reductions (c) of R$ 18 million in the gains with the zero-cost collar derivative; and (d) of R$ 9 million in other monetary and foreign exchange updates.

•         Financial Expenses: reduction of 26.0% (R$ 496 million), from R$ 1,907 million in 9M17 to R$ 1,411 million in 9M18, mainly due to the following factors:

(i)            Reduction of 24.1% (R$ 319 million) of debt charges in local currency, due to the reduction in the CDI interbank rate;

(ii)           Reduction of 31.5% (R$ 137 million) in the monetary and foreign exchange updates, due to: (a) the reduction of debt charges in foreign currency, with swap to CDI interbank rate (R$ 146 million); partially offset by (b) the effect of Itaipu’s exchange variation (R$ 7 million); and (c) the mark-to-market negative effect for financial operations under Law 4,131 – non-cash effect (R$ 2 million);

(iii)          Variation of R$ 81 million in sectoral financial liabilities update;

Partially offset by:

(iv)         Reduction of 52.0% (R$ 22 million) in capitalized interest (expense reducer);

(v)          Increase of 9.5% (R$ 10 million) in other financial expenses;

(vi)         Increase of 193.8% (R$ 9 million) in the financial expenses with the Use of Public Asset (UBP).

4.8) Net Income

Net income was of R$ 626 million in 3Q18, registering an increase of 60.5% (R$ 236 million) if compared to the net income of R$ 390 million observed in 3Q17. In 9M18, net income was of R$ 1,496 million, registering an increase of 100.6% (R$ 750 million) if compared to the net income of R$ 745 million observed in 9M17.

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5) INDEBTEDNESS

5.1) Debt (IFRS)

Financial Debt - IFRS

R$ billion

+5.9%
20.3
1.0
19.3
21.5
0.9
20.6
3Q17
3Q18
Financial Debt
PPF (Fundação Cesp)

Note includes the mark-to-market (MTM) effect and borrowing costs.

Indexation after Hedge – 3Q17 vs. 3Q18

3Q17

Inflation
2%
CDI
71%
TJLP
22%
5%
Pre-fixed

3Q18

CDI
30%
Inflation
6%
TJLP/TLP
18%
Pre-fixed
45%

Note: for debt linked to foreign currency (26.4% of total in 3Q18), swap operations are contracted, aiming the protection of the foreign exchange and the rate linked to the contract.

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Net Debt in IFRS

IFRS | R$ Million	3Q18	3Q17	Var. %
Financial Debt (including hedge)	(20,650)	(19,291)	7.0%
(+) Available Funds	3,579	3,832	-6.6%
(=) Net Debt	(17,071)	(15,459)	10.4%

5.1.1) Debt Amortization Schedule in IFRS (Sep-18)

CPFL Energia has a large market access to liquidity sources through diversified funding alternatives, either through local market financing lines such as debenture issues, BNDES and other development banks, or through financing lines in the foreign market. This access to credit for the CPFL group is currently strengthened by the support of its shareholding structure, as State Grid gives greater robustness to CPFL group in financial market.

The cash position at the end of 3Q18 had a coverage ratio of 0.94x the amortizations of the next 12 months, enough to honor all amortization commitments until the beginning of 2019. The average amortization term, calculated from this schedule, is of 3.16 years.

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Gross Debt Cost1 in IFRS criteria

Note: (1) as of 2Q17, CPFL Energia started to calculate its debt average cost considering the end of the period, to better reflect the variations on interest rates.

5.2) Debt in Financial Covenants Criteria

5.2.1) Indexation and Debt Cost in Financial Covenants Criteria

Indexation1 After Hedge2 in Financial Covenants Criteria – 3Q17 vs. 3Q18

3Q17

3Q18

1) Considering proportional consolidation of CPFL Renováveis, CERAN, ENERCAN, Foz do Chapecó and EPASA;

2) For debt linked to foreign currency (29.3% of total), swap operations are contracted, aiming the protection of the foreign exchange and the rate linked to the contract.

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5.2.2) Net Debt in Financial Covenants Criteria and Leverage

In 3Q18 Proforma Net Debt totaled R$ 15,503 million, an increase of 12.9% compared to net debt position at the end of 3Q17, in the amount of R$ 13,731 million.

Covenant Criteria (*) - R$ Million	3Q18	3Q17	Var.
Financial Debt (including hedge)1	(18,589)	(17,138)	8.5%
(+) Available Funds	3,086	3,407	-9.4%
(=) Net Debt	(15,503)	(13,731)	12.9%
EBITDA Proforma2	5,306	4,235	25.3%
Net Debt / EBITDA	2.92	3.24	-9.89%

1) Considering proportional consolidation of CPFL Renováveis, CERAN, ENERCAN, Foz do Chapecó and EPASA;

2) Proforma EBITDA in the financial covenants criteria: adjusted according to equivalent participation of CPFL Energia in each of its subsidiaries, with the inclusion of regulatory assets and liabilities and the historical EBITDA of newly acquired projects.

In line with the criteria for calculation of financial covenants of loan agreements with financial institutions, net debt is adjusted according to the equivalent stake of CPFL Energia in each of its subsidiaries. Also, include in the calculation of Proforma EBITDA the effects of historic EBITDA of newly acquired projects. Considering that the Proforma Net Debt totaled R$ 15,503 million and Proforma EBITDA in the last 12 months reached R$ 5,306 million, the ratio Proforma Net Debt / EBITDA at the end of 3Q18 reached 2.92x.

6) INVESTMENTS

6.1) Actual Investments

Investments (R$ Million)
Segment	3Q18	3Q17	Var.	9M18	9M17	Var.
Distribution	440	477	-7.7%	1,152	1,264	-8.8%
Generation - Conventional	2	1	49.6%	6	3	81.0%
Generation - Renewable	70	45	56.3%	174	566	-69.2%
Commercialization	1	1	34.9%	2	2	1.7%
Services and Others1	10	15	-36.0%	35	42	-14.8%
Subtotal	522	538	-3.0%	1,370	1,877	-27.0%
Transmission	3	6	-57.7%	3	46	-93.6%
Total	525	544	-3.6%	1,373	1,923	-28.6%

Note:

1) Others – basically refer to assets and transactions that are not related to the listed segments.

In 3Q18, investments were R$ 525 million, a reduction of 3.6% compared to 3Q17. In 9M18, the investments were R$ 1,373 million, a reduction of 28.6%. Investments related to the transmission segment, according to IFRIC 12, are recorded as “Financial Assets of Concession” (non-current assets).

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We highlight investments made by CPFL Energia in each segment:

    (i)        Distribution:

a.    Expansion and strengthening of the electric system;

b.    Electricity system maintenance and improvements;

c.    Operational infrastructure;

d.    Upgrade of management and operational support systems;

e.    Customer help services;

f.     Research and development programs;

        (ii)   Generation:

a.    Boa Vista II SHPP.

6.2) Investments Forecasts

On November 9, 2017, CPFL Energia’s Board of Directors approved Board of Executive Officers’ proposal for 2018 Annual Budget and 2019/2022 Multiannual Plan for the Company, which was previously discussed by the Budget and Corporate Finance Commission.

Notes:

1) Constant currency;

2) Disregard investments in Special Obligations on Distribution segment (among other items financed by consumers);

3) Conventional + Renewable.

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7) STOCK MARKETS

7.1) Stock Performance

CPFL Energia is listed on both the B3 (Novo Mercado) and the New York Stock Exchange (NYSE) (ADR Level III), segments with the highest levels of corporate governance.

B3				NYSE
Date	CPFE3 (R$)	IEE	IBOV	Date	CPL (US$)	DJBr20	Dow Jones
06/30/2018	R$ 23.87	39,351	79,342	06/30/2018	$ 11.82	19,406	26,458
03/31/2018	R$ 21.67	38,562	72,763	03/31/2018	$ 11.08	18,614	24,271
06/30/2017	R$ 27.22	41,306	74,294	06/30/2017	$ 17.16	23,149	22,405
QoQ	10.2%	2.0%	9.0%	QoQ	6.7%	4.3%	9.0%
YoY	-12.3%	-4.7%	6.8%	YoY	-31.1%	-16.2%	18.1%

On September 30, 2018, CPFL Energia’s shares closed at R$ 23.87 per share on the B3 and US$ 11.82 per ADR on the NYSE, an appreciation in the quarter of 10.2% and 6.7%, respectively. Considering the variation in the last 12 months, the shares and ADRs presented a depreciation of 12.3% on the B3 and of 31.1% on the NYSE, respectively.

7.2) Daily Average Volume

The daily trading volume in 3Q18 averaged R$ 9.9 million, of which R$ 9.0 million on the B3 and R$ 0.9 million on the NYSE, representing a reduction of 72.7% in relation to 3Q17. The number of trades on the B3 decreased by 41.7%.

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8) CORPORATE GOVERNANCE

The corporate governance model adopted by CPFL Energia and its subsidiaries is based on the principles of transparency, equity, accountability and corporate responsibility.

In 2018, CPFL marked 14 years since being listed on the B3 and the New York Stock Exchange (“NYSE”). With more than 100 years of history in Brazil, the Company’s shares are listed on the Novo Mercado Special Listing Segment of the B3 with Level III ADRs, a special segment for companies that comply with corporate governance best practices. All CPFL shares are common shares, entitling all shareholders the right to vote with 100% Tag Along rights guaranteed in case of sale of shareholding control.

CPFL’s Management is composed of the Board of Directors (“Board”), its decision-making authority, and the Board of Executive Officers, its executive body. The Board is responsible for defining the strategic business direction of the holding company and subsidiaries, and is composed of 7 members (of which 2 independent members), with terms of one year, eligible for reelection.

The Bylaws of the Board establishes the procedures for evaluating the directors, under the leadership of the Chairman, their main duties and rights.

The Board set up three advisory committees (Management Processes, Risks and Sustainability, People Management and Related Parties), which support the Board in its decisions and monitor relevant and strategic themes, such as people and risk management, sustainability, the surveillance of internal audits and analysis of transactions with Parties Related to controlling shareholders and handling of incidents recorded through complaint hotlines and ethical conduct channels.

The Board of Executive Officers is made up of 1 Chief Executive Officer, 1 Deputy Chief of Executive Officer and 7 Vice Presidents, with terms of two years, eligible for reelection, responsible for executing the strategy of CPFL Energia and its subsidiaries as defined by the Board of Directors in line with corporate governance guidelines. To ensure alignment of governance practices, Executive Officers sit on the Boards of Directors of companies that make up the CPFL group and nominate their respective executive officers.

CPFL has a permanent Fiscal Council, made up of 3 members, that also exercises the duties of the Audit Committee, in line with Sarbanes-Oxley law (SOX) rulings applicable to foreign companies listed on U.S. stock exchanges.

The guidelines and documents on corporate governance are available at the Investor Relations website http://www.cpfl.com.br/ir.

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9) SHAREHOLDERS STRUCTURE

CPFL Energia is a holding company that owns stake in other companies. State Grid Corporation of China (SGCC) controls CPFL Energia through its subsidiaries State Grid International Development Co., Ltd, State Grid International Development Limited (SGID), International Grid Holdings Limited, State Grid Brazil Power Participações S.A. (SGBP) and ESC Energia S.A.:

Reference date: 09/30/2018

Notes:

(1) 51.54% stake of the availability of power and energy of Serra da Mesa HPP, regarding the Power Purchase Agreement between CPFL Geração and Furnas;

(2) RGE Sul is held by CPFL Energia (76.3893%) and CPFL Brasil (23.4561%).

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10) PERFORMANCE OF THE BUSINESS SEGMENTS

10.1) Distribution Segment

10.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (R$ Million)
	3Q18	3Q17	Var.	9M18	9M17	Var.
Gross Operating Revenue	10,317	9,247	11.6%	27,698	24,571	12.7%
Net Operating Revenue	6,465	6,131	5.4%	17,307	15,327	12.9%
Cost of Electric Power	(4,594)	(4,419)	4.0%	(11,918)	(10,380)	14.8%
Operating Costs & Expenses	(1,336)	(1,399)	-4.5%	(3,681)	(3,905)	-5.7%
EBIT	535	314	70.7%	1,708	1,042	63.8%
EBITDA(1)	718	488	47.1%	2,278	1,566	45.4%
Financial Income (Expense)	(98)	(132)	-25.9%	(249)	(479)	-48.0%
Income Before Taxes	438	182	140.7%	1,459	563	158.9%
Net Income	277	104	165.1%	921	328	180.9%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

10.1.1.1) Sectoral Financial Assets and Liabilities

In 3Q18, total sectoral financial assets accounted for R$ 1,089 million, a reduction of 12.6% (R$ 156 million) if compared to 3Q17, when sectoral financial assets amounted to R$ 1,245 million. In 9M18, total sectoral financial assets accounted for R$ 1,943 million, an increase of 85.2% (R$ 893 million) if compared to 9M17, when sectoral financial assets amounted to R$ 1,049 million.

On September 30, 2018, the balance of sectoral financial assets and liabilities was positive in R$ 2,207 million, compared to a positive balance of R$ 1,094 million on June 30, 2018 and a negative balance of R$ 107 million on September 30, 2017.

As established by the applicable regulation, any sectoral financial assets or liabilities shall be included in the tariffs of the distributors in their respective annual tariff events.

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10.1.1.2) Operating Revenue

Operating Revenue (R$ Million)
	3Q18	3Q17	Var.	9M18	9M17	Var.
Gross Operating Revenue
Revenue with Energy Sales (Captive + TUSD)	7,790	6,195	25.7%	21,958	19,153	14.6%
Short-term Electric Energy	393	780	-49.6%	768	1,529	-49.8%
Revenue from Building the Infrastructure of the Concession	462	597	-22.6%	1,202	1,434	-16.2%
Sectoral Financial Assets and Liabilities	1,089	1,245	-12.6%	1,943	1,049	85.2%
CDE Resources - Low-income and Other Tariff Subsidies	407	334	21.9%	1,162	1,072	8.4%
Adjustments to the Concession's Financial Asset	99	10	852.9%	302	92	229.8%
Other Revenues and Income	78	86	-9.0%	363	242	49.9%
Total	10,317	9,247	11.6%	27,698	24,571	12.7%

Deductions from the Gross Operating Revenue
ICMS Tax	(1,565)	(1,247)	25.6%	(4,443)	(3,957)	12.3%
PIS and COFINS Taxes	(902)	(779)	15.7%	(2,436)	(2,123)	14.8%
CDE Sector Charge	(1,010)	(785)	28.7%	(2,829)	(2,399)	17.9%
R&D and Energy Efficiency Program	(59)	(55)	7.1%	(158)	(138)	14.7%
PROINFA	(38)	(41)	-7.1%	(112)	(128)	-12.7%
Tariff Flags and Others	(271)	(203)	33.8%	(395)	(484)	-18.4%
Others	(6)	(5)	19.5%	(18)	(16)	12.0%
Total	(3,852)	(3,115)	23.7%	(10,391)	(9,245)	12.4%

Net Operating Revenue	6,465	6,131	5.4%	17,307	15,327	12.9%

In 3Q18, gross operating revenue amounted to R$ 10,317 million, an increase of 11.6% (R$ 1,071 million), due to the following factors:

•         Increase of 25.7% (R$ 1,595 million) in the revenue with energy sales (captive + free clients), due to: (i) the positive average tariff adjustment in the distribution companies for the period between 3Q17 and 3Q18 (highlight for the average increases of 17.28% in CPFL Piratininga, in October 2017, of 16.90% in CPFL Paulista and 22.47% in RGE Sul, in April 2018, and of 20.58% in RGE, in June 2018); and (ii) the increase of 2.0% in the sales volume within the concession area;

•         Increase of 852.9% (R$ 89 million) in the adjustments to the Concession´s Financial Asset;

•         Increase of 21.9% (R$ 73 million) in tariff subsidies (CDE resources);

Partially offset by:

•         Reduction of 49.6% (R$ 387 million) in Short-term Electric Energy;

•         Reduction of 12.6% (R$ 156 million) in the Sectoral Financial Assets/Liabilities;

•         Reduction of 22.6% (R$ 135 million) in revenue from building the infrastructure of the concession

•         Reduction of 9.0% (R$ 8 million) in Other Revenues and Income.

Deductions from the gross operating revenue were R$ 3,852 million in 3Q18, representing an increase of 23.7% (R$ 737 million), due to the following factors:

•         Increase of 25.6% (R$ 319 million) in ICMS tax;

•         Increase of 28.7% (R$ 225 million) in the CDE sector charge;

•         Increase of 15.7% (R$ 123 million) in PIS and COFINS taxes;

•         Increase of 33.8% (R$ 69 million) in tariff flags approved by the CCEE;

•         Increase of 7.1% (R$ 4 million) in the R&D and Energy Efficiency Program;

•         Increase of 19.5% (R$ 1 million) in other deductions from the gross operating revenue;

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Partially offset by the following factor:

•         Reduction of 7.1% (R$ 3 million) in the PROINFA.

Net operating revenue reached R$ 6,465 million in 3Q18, representing an increase of 5.4% (R$ 334 million).

In 9M18, gross operating revenue amounted to R$ 27,698 million, an increase of 12.7% (R$ 3,126 million), due to the following factors:

•         Increase of 14.6% (R$ 2,805 million) in the revenue with energy sales (captive + free clients), due to: (i) the positive average tariff adjustment in the distribution companies for the period between 9M17 and 9M18; and (ii) the increase of 3.0% in the sales volume within the concession area;

•         Increase of 85.2% (R$ 893 million) in the Sectoral Financial Assets/Liabilities;

•         Increase of 229.8% (R$ 211 million) in the adjustments to the Concession´s Financial Asset;

•         Increase of 49.9% (R$ 121 million) in Other Revenues and Income;

•         Increase of 8.4% (R$ 90 million) in tariff subsidies (CDE resources);

Partially offset by:

•         Reduction of 49.8% (R$ 761 million) in Short-term Electric Energy;

•         Reduction of 16.2% (R$ 232 million) in revenue from building the infrastructure of the concession.

Deductions from the gross operating revenue were R$ 10,391 million in 9M18, representing an increase of 12.4% (R$ 1,146 million), due to the following factors:

•         Increase of 12.3% (R$ 486 million) in ICMS tax;

•         Increase of 17.9% (R$ 430 million) in the CDE sector charge;

•         Increase of 14.8% (R$ 313 million) in PIS and COFINS taxes;

•         Increase of 14.7% (R$ 20 million) in the R&D and Energy Efficiency Program;

•         Increase of 12.0% (R$ 2 million) in other deductions from the gross operating revenue;

Partially offset by the following factors:

•         Reduction of 18.4% (R$ 89 million) in tariff flags approved by the CCEE;

•         Reduction of 12.7% (R$ 16 million) in the PROINFA.

Net operating revenue reached R$ 17,307 million in 9M18, representing an increase of 12.9% (R$ 1,980 million).

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10.1.1.3) Cost of Electric Energy

Cost of Electric Energy (R$ Million)
	3Q18	3Q17	Var.	9M18	9M17	Var.
Cost of Electric Power Purchased for Resale
Energy from Itaipu Binacional	751	596	25.9%	2,025	1,764	14.8%
Energy Purchased in the Spot Market/PROINFA	94	89	5.6%	1,761	243	625.2%
Energy Purchased through Auction in the Regulated Environment and Bilateral Contracts	3,789	3,690	2.7%	7,407	8,532	-13.2%
PIS and COFINS Tax Credit	(414)	(403)	2.6%	(997)	(972)	2.6%
Total	4,219	3,971	6.2%	10,196	9,567	6.6%

Charges for the Use of the Transmission and Distribution System
Basic Network Charges	468	472	-1.0%	1,573	928	69.5%
Itaipu Transmission Charges	71	66	6.6%	198	97	104.8%
Connection Charges	44	23	94.8%	110	77	43.0%
Charges for the Use of the Distribution System	9	3	152.4%	21	16	32.2%
System Service Usage Charges - ESS	(178)	(76)	135.3%	(138)	(224)	-38.3%
Reserve Energy Charges - EER	-	-	-	135	-	-
PIS and COFINS Tax Credit	(38)	(42)	-7.8%	(177)	(81)	118.9%
Total	375	448	-16.2%	1,722	812	112.0%

Cost of Electric Energy	4,594	4,419	4.0%	11,918	10,380	14.8%

In 3Q18, the cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 4,594 million, representing an increase of 4.0% (R$ 175 million):

•           The cost of electric power purchased for resale was R$ 4,219 million in 3Q18, representing an increase of 6.2% (R$ 248 million), due to the following factors:

(i)         Increase of 25.9% (R$ 155 million) in the cost of energy from Itaipu, due to the increase of 33.4% in the average purchase price (from R$ 200.52/MWh in 3Q17 to R$ 267.46/MWh in 3Q18), partially offset by the reduction of 5.6% (166 GWh) in the volume of purchased energy;

(ii)        Increase of 2.7% (R$ 99 million) in the cost of energy purchased in the regulated environment and bilateral contracts, due to the increase of 12.6% in the average purchase price (from R$ 338.91/MWh in 3Q17 to R$ 381.74/MWh in 3Q18), partially offset by the reduction of 8.8% (964 GWh) in the volume of purchased energy.

(iii)       Increase of 5.6% (R$ 5 million) in the cost of energy purchased in the short term and Proinfa;

Partially offset by:

(iv)      Increase of 2.6% (R$ 11 million) in PIS and Cofins tax credit (cost reducer), generated from the energy purchase.

•           Charges for the use of the transmission and distribution system reached R$ 375 million in 3Q18, representing a reduction of 16.2% (R$ 73 million), due to the following factors:

(i)         Increase of 135.3% (R$ 102 million) in the System Service Usage Charges – ESS (cost reducer), from a revenue of R$ 76 million in 3Q17 to a revenue of R$ 178 million in 3Q18;

(ii)        Reduction of 1.0% (R$ 5 million) in charges for basic network;

Partially offset by:

(iii)       Increase of 94.8% (R$ 22 million) in connection  charges;

(iv)      Increase of 152.4% (R$ 5 million) in the usage of the distribution system charges;

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(v)       Increase of 6.6% (R$ 4 million) in the Itaipu transmission charges;

(vi)      Reduction of 7.8% (R$ 3 million) in PIS and Cofins tax credit (cost reducer), generated from the charges.

In 9M18, the cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 11,918 million, representing an increase of 14.8% (R$ 1,538 million):

•           The cost of electric power purchased for resale was R$ 10,196 million in 9M18, representing an increase of 6.6% (R$ 629 million), due to the following factors:

(i)     Increase of 625.2% (R$ 1,518 million) in the cost of energy purchased in the short term and Proinfa;

(ii)    Increase of 14.8% (R$ 261 million) in the cost of energy from Itaipu, due to the increase of 21.7% in the average purchase price (from R$ 200.32/MWh in 9M17 to R$ 243.71/MWh in 9M18), partially offset by the reduction of 5.6% (496 GWh) in the volume of purchased energy;

Partially offset by:

(iii)   Reduction of 13.2% (R$ 1,125 million) in the cost of energy purchased in the regulated environment and bilateral contracts, due to the reduction of 18.9% (6,479 GWh) in the volume of purchased energy, partially offset by the increase of 7.1% in the average purchase price (from R$ 249.52/MWh in 9M17 to R$ 267.27/MWh in 9M18);

(iv)   Increase of 2.6% (R$ 26 million) in PIS and Cofins tax credit (cost reducer), generated from the energy purchase.

•           Charges for the use of the transmission and distribution system reached R$ 1,722 million in 9M18, representing an increase of 112.0% (R$ 910 million), due to the following factors:

(i)     Increase of 69.5% (R$ 645 million) in charges for basic network;

(ii)    Expense of R$ 135 million in 9M18, related to the Energy Reserve Charges – EER;

(iii)   Increase of 104.8% (R$ 102 million) in the Itaipu transmission charges;

(iv)   Reduction of 38.3% (R$ 86 million) in the System Service Usage Charges – ESS (cost reducer), from a revenue of R$ 224 million in 9M17 to a revenue of R$ 138 million in 9M18;

(v)    Increase of 43.0% (R$ 33 million) in connection charges;

(vi)   Increase of 32.2% (R$ 5 million) in the usage of the distribution system charges;

Partially offset by:

(vii)  Increase of 118.9% (R$ 96 million) in PIS and Cofins tax credit (cost reducer), generated from the charges.

10.1.1.4) Operating Costs and Expenses

Operating costs and expenses reached R$ 1,336 million in 3Q18, compared to R$ 1,399 million in 3Q17, a reduction of 4.5% (R$ 63 million). In 9M18, operating costs and expenses reached R$ 3,681 million, compared to R$ 3,905 million in 9M17, a reduction of 5.7% (R$ 223 million).

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The factors that explain these variations follow below:

PMSO

Reported PMSO (R$ million)
	3Q18	3Q17	Variation		9M18	9M17	Variação
			R$ MM	%			R$ MM	%
Reported PMSO
Personnel	(226)	(215)	(10)	4.7%	(680)	(669)	(11)	1.7%
Material	(42)	(43)	1	-2.0%	(124)	(124)	(0)	0.2%
Outsourced Services	(211)	(212)	1	-0.5%	(627)	(618)	(9)	1.4%
Other Operating Costs/Expenses	(191)	(129)	(62)	47.7%	(411)	(452)	40	-9.0%
Allowance for doubtful accounts	(48)	(33)	(14)	43.4%	(116)	(119)	4	-3.0%
Legal, judicial and indemnities expenses	(66)	(19)	(46)	238.4%	(106)	(120)	14	-11.7%
Others	(77)	(76)	(1)	1.1%	(189)	(212)	23	-10.8%
Total Reported PMSO	(669)	(600)	(70)	11.7%	(1,843)	(1,863)	20	-1.1%

In 3Q18, PMSO reached R$ 669 million, an increase of 11.7% (R$ 70 million), compared to R$ 600 million in 3Q17.

Personnel – increase of 4.7% (R$ 10 million), mainly due to the collective bargaining agreement – wages and benefits (R$ 8 million);

Material – reduction of 2.0% (R$ 1 million);

Third party services – reduction of 0.5% (R$ 1 million), mainly due to the reductions in the following items: other outsourced services (R$ 11 million), maintenance in machinery and equipment (R$ 4 million) and maintenance of the electric system – lines and network (R$ 3 million); partially offset by the increases in outsourced services (R$ 5 million), maintenance services in lines, network and substations (R$ 5 million), meter reading and use (R$ 3 million), audit and consulting (R$ 2 million) and hardware/software maintenance (R$ 2 million);

Other operating costs/expenses – increase of 47.7% (R$ 62 million), due to the increases in the following items: (a) legal and judicial expenses (R$ 46 million), (b) allowance for doubtful accounts (R$ 14 million), and (c) compensation for non-compliance with technical indicators (R$ 7 million), which as from January 2018 was classified under Other Revenues; partially offset by the reduction in other costs/expenses (R$ 5 million).

In 9M18, PMSO reached R$ 1,843 million, a reduction of 1.1% (R$ 20 million), compared to R$ 1,863 million in 9M17.

Personnel – increase of 1.7% (R$ 11 million), mainly due to the collective bargaining agreement – wages and benefits;

Material – increase of 0.2% (R$ 0.3 million);

Third party services – increase of 1.4% (R$ 9 million), mainly due to the increases in the following items: maintenance services in lines, network and substations (R$ 13 million), outsourced

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services (R$ 9 million), meter reading and use (R$ 7 million), tree pruning (R$ 7 million), audit and consulting (R$ 4 million), hardware/software maintenance (R$ 2 million) and maintenance and conservation of buildings (R$ 2 million); partially offset by the reductions in other outsourced services (R$ 24 million), maintenance in machinery and equipment (R$ 9 million) and re notification, cut and reconnection (R$ 4 million);

Other operating costs/expenses – reduction of 9.0% (R$ 40 million), due to the reductions in the following items: (a) compensation for non-compliance with technical indicators (R$ 34 million), which as from January 2018 was classified under Other Revenues, (b) legal and judicial expenses (R$ 14 million), and (c) allowance for doubtful accounts (R$ 4 million); partially offset by the increase in other costs/expenses (R$ 12 million).

Other operating costs and expenses

In 3Q18, other operating costs and expenses reached R$ 666 million, compared to R$ 799 million in 3Q17, registering a reduction of 16.6% (R$ 133 million), with the variations below:

            (i)       Reduction of 22.6% (R$ 135 million) in cost of building the concession´s infrastructure. This item, which reached R$ 462 million in 3Q18, does not affect results, since it has its counterpart in “operating revenue”;

           (ii)       Reduction of 21.0% (R$ 6 million) in Private Pension Fund item, due to the registration of the impacts of the 2018 actuarial report;

Partially offset by:

          (iii)       Increase of 4.9% (R$ 8 million) in Depreciation and Amortization item.

In 9M18, other operating costs and expenses reached R$ 1,839 million, compared to R$ 2,042 million in 9M17, registering a reduction of 10.0% (R$ 203 million), with the variations below:

         (iv)       Reduction of 16.2% (R$ 232 million) in cost of building the concession´s infrastructure. This item, which reached R$ 1,202 million in 9M18, does not affect results, since it has its counterpart in “operating revenue”;

          (v)       Reduction of 21.0% (R$ 18 million) in Private Pension Fund item, due to the registration of the impacts of the 2018 actuarial report;

         (vi)       Reduction of 5.2% (R$ 2 million) in Amortization of Intangible of Concession Asset item;

Partially offset by:

        (vii)       Increase of 10.1% (R$ 48 million) in Depreciation and Amortization item.

10.1.1.5) EBITDA

EBITDA totaled R$ 718 million in 3Q18, compared to R$ 488 million in 3Q17, an increase of 47.1% (R$ 230 million). In 9M18, EBITDA totaled R$ 2,278 million, compared to R$ 1,566 million in 9M17, an increase of 45.4% (R$ 711 million).

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Conciliation of Net Income and EBITDA (R$ million)
	3Q18	3Q17	Var.	9M18	9M17	Var.
Net income	277	104	165.1%	921	328	180.9%
Depreciation and Amortization	183	175		570	524
Financial Results	98	132		249	479
Income Tax /Social Contribution	161	77		537	235
EBITDA	718	488	47.1%	2,278	1,566	45.4%

10.1.1.6) Financial Result

Financial Result (R$ Million)
	3Q18	3Q17	Var.	9M18	9M17	Var.
Revenues
Income from Financial Investments	21	41	-49.7%	59	189	-68.9%
Additions and Late Payment Fines	69	60	15.5%	200	201	-0.1%
Fiscal Credits Update	4	5	-21.3%	7	7	6.0%
Judicial Deposits Update	10	14	-25.9%	27	39	-31.8%
Monetary and Foreign Exchange Updates	21	8	146.6%	50	26	88.7%
Discount on Purchase of ICMS Credit	6	4	60.6%	25	9	165.2%
Sectoral Financial Assets Update	23	(1)	-	45	-	-
PIS and COFINS - over Other Financial Revenues	(9)	(7)	20.6%	(27)	(28)	-2.9%
Others	11	9	20.5%	29	29	-0.5%
Total	155	132	17.4%	414	472	-12.4%

Expenses
Debt Charges	(141)	(144)	-2.5%	(433)	(492)	-12.0%
Monetary and Foreign Exchange Updates	(102)	(73)	39.2%	(183)	(322)	-43.1%
(-) Capitalized Interest	4	5	-17.0%	12	14	-15.6%
Sectoral Financial Liabilities Update	3	(30)	-	-	(81)	-100.0%
Others	(17)	(21)	-20.6%	(58)	(71)	-17.6%
Total	(253)	(264)	-4.2%	(663)	(951)	-30.4%

Financial Result	(98)	(132)	-25.9%	(249)	(479)	-48.0%

In 3Q18, the net financial result recorded a net financial expense of R$ 98 million, a reduction of 25.9% (R$ 34 million). The items explaining these changes are as follows:

•        Financial Revenue: increase of 17.4% (R$ 23 million), from R$ 132 million in 3Q17 to R$ 155 million in 3Q18, mainly due to the following factors:

            (i)       Variation of R$ 24 million in sectoral financial assets update, from an expense of R$ 1 million in 3Q17 to a revenue of R$ 23 million in 3Q18;

           (ii)       Increase of 146.6% (R$ 12 million) in adjustments for inflation and exchange rate changes, due to the increase (a) of R$ 16 million in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers; partially offset by (b) the reduction of R$ 4 million in other adjustments for inflation and exchange rate changes;

          (iii)       Increase of 15.5% (R$ 9 million) in late payment interest and fines;

         (iv)       Increase of 60.6% (R$ 2 million) in the discount on purchase of ICMS credit;

          (v)       Increase of 20.5% (R$ 2 million) in other financial revenues;

Partially offset by:

         (vi)       Reduction of 49.7% (R$ 20 million) in the income from financial investments, due to

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the lower average balance of investments and the fall of CDI interbank rate;

        (vii)       Reduction of 25.9% (R$ 3 million) in adjustments for inflation of escrow deposits;

       (viii)       Increase of 20.6% (R$ 2 million) in PIS and Cofins on financial revenues (revenue reducer);

         (ix)       Reduction of 21.3% (R$ 1 million) in fiscal credits update.

•        Financial Expense: reduction of 4.2% (R$ 11 million), from R$ 264 million in 3Q17 to R$ 253 million in 3Q18, mainly due to the following factors:

            (i)       Variation R$ 33 million in the sectoral financial liabilities update, from a revenue of R$ 30 million in 3Q17 to an expense of R$ 3 million in 3Q18;

           (ii)       Reduction of 2.5% (R$ 4 million) in interest on debt in local currency;

          (iii)       Reduction of 20.6% (R$ 4 million) in other financial expenses;

Partially offset by:

         (iv)       Increase of 39.2% (R$ 29 million) in adjustments for inflation and exchange rate changes, due to: (a) the mark-to-market negative effect for financial operations under Law 4,131 – non-cash effect (R$ 22 million); and (b) the effect of Itaipu’s exchange variation (R$ 14 million); partially offset by (c) the reduction of debt charges in foreign currency, with swap to CDI interbank rate (R$ 7 million);

          (v)       Reduction of 17.0% (R$ 1 million) in capitalized interest (expense reducer).

In 9M18, the net financial result recorded a net financial expense of R$ 249 million, a reduction of 48.0% (R$ 230 million). The items explaining these changes are as follows:

•        Financial Revenue: reduction of 12.4% (R$ 59 million), from R$ 472 million in 9M17 to R$ 414 million in 9M18, mainly due to the following factors:

            (i)       Reduction of 68.9% (R$ 130 million) in the income from financial investments, due to the lower average balance of investments and the fall of CDI interbank rate;

           (ii)       Reduction of 31.8% (R$ 12 million) in adjustments for inflation of escrow deposits;

Partially offset by:

          (iii)       Increase of R$ 45 million in sectoral financial assets update;

         (iv)       Increase of 88.7% (R$ 23 million) in adjustments for inflation and exchange rate changes, due to the increases: (a) of R$ 26 million in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers; and (b) of R$ 1 million in the adjustment of the balance of tariff subsidies, as determined by Aneel; partially offset by (c) the reduction of R$ 4 million in other adjustments for inflation and exchange rate changes;

          (v)       Increase of 165.2% (R$ 15 million) in the discount on purchase of ICMS credit;

         (vi)       Reduction of 2.9% (R$ 1 million) in PIS and Cofins on financial revenues (revenue reducer).

•        Financial Expense: reduction of 30.4% (R$ 289 million), from R$ 951 million in 9M17 to R$ 663 million in 9M18, mainly due to the following factors:

            (i)       Reduction of 43.1% (R$ 139 million) in adjustments for inflation and exchange rate changes, due to: (a) the reduction of debt charges in foreign currency, with swap to CDI interbank rate (R$ 107 million); and (b) the mark-to-market positive effect for financial

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operations under Law 4,131 – non-cash effect (R$ 39 million); partially offset by (c) the effect of exchange variation in Itaipu invoices (R$ 7 million);

           (ii)       Reduction of R$ 81 million in the sectoral financial liabilities update;

          (iii)       Reduction of 12.0% (R$ 59 million) in interest on debt in local currency;

         (iv)       Reduction of 17.6% (R$ 12 million) in other financial expenses;

Partially offset by:

          (v)       Reduction of 15.6% (R$ 2 million) in capitalized interest (expense reducer).

10.1.1.7) Net Income

Net Income totaled R$ 277 million in 3Q18, compared to R$ 104 million in 3Q17, an increase of 165.1% (R$ 172 million). In 9M18, Net Income totaled R$ 921 million, compared to R$ 328 million in 9M17, an increase of 180.9% (R$ 593 million).

10.1.2) Tariff Events

Reference dates

Tariff Process Dates
Distributor	Date
CPFL Santa Cruz	March 22nd*
CPFL Paulista	April 8th
RGE Sul	April 19th
RGE	June 19th
CPFL Piratininga	October 23rd

Tariff Revision
Distributor	Periodicity	Next Revision	Cycle
CPFL Piratininga	Every 4 years	October 2019	5th PTRC
CPFL Santa Cruz	Every 5 years	March 2021*	5th PTRC
CPFL Paulista	Every 5 years	April 2023	5th PTRC
RGE Sul	Every 5 years	April 2023	5th PTRC
RGE	Every 5 years	June 2023	5th PTRC

* In the Public Hearing 038/2015, held by Aneel, the revision dates have been changed to March 22. The date previously used for the adjustments of these distributors was February 3.

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Annual tariff adjustments occurred in March 2018¹

	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Ratifying Resolution	2,376	2,376	2,376	2,376	2,376
Adjustment	5.71%	5.71%	5.71%	5.71%	5.71%
Parcel A	5.92%	5.92%	5.92%	5.92%	5.92%
Parcel B	-1.51%	-1.51%	-1.51%	-1.51%	-1.51%
Financial Components	1.30%	1.30%	1.30%	1.30%	1.30%
Effect on consumer billings	5.32%	7.03%	21.15%	7.50%	3.40%
Date of entry into force	3/22/2018	3/22/2018	3/22/2018	3/22/2018	3/22/2018

¹Considering the merger of the concessions in 12/31/2017, the same percentage of adjustment was considered for all the concessions, but the effect on consumer billings is different for each one of the concessions.

Annual tariff adjustments occurred in October 2018
CPFL Piratininga
Ratifying Resolution	2,472
Adjustment	20.01%
Parcel A	7.07%
Parcel B	1.76%
Financial Components	11.18%
Effect on consumer billings	19.25%
Date of entry into force	10/23/2018

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Periodic tariff reviews occurred in 2018

	CPFL Paulista	RGE Sul	RGE
Ratifying Resolution	2,381	2,385	2,401
Adjustment	12.68%	18.44%	21.27%
Parcel A	5.53%	6.79%	6.11%
Parcel B	3.14%	4.77%	9.45%
Financial Components	4.01%	6.88%	5.71%
Effect on consumer billings	16.90%	22.47%	20.58%
Date of entry into force	04/08/2018	04/19/2018	06/19/2018

4th Periodic Tariff Review Cycle	CPFL Paulista	RGE Sul	RGE
Date	Apr-18	Apr-18	Jun-18
Gross Regulatory Asset Base (A)	9,457	3,605	4,374
Depreciation Rate (B)	3.72%	3.87%	3.74%
Depreciation Quota (C = A x B)	352	140	164
Net Regulatory Asset Base (D)	5,193	2,389	3,032
Pre-tax WACC (E)	12.26%	12.26%	12.26%
Cost of Capital (F = D x E)	637	290	372
Special Obligations (G)	45	5	8
Regulatory EBITDA (H = C + F + G)	1,033	435	543
OPEX = CAOM + CAIMI (I)	1,245	438	523
Parcel B (J = H + I)	2,278	872	1,066
Productivity Index Parcel B ( K )	0.96%	0.98%	1.07%
Quality Incentive Mechanism ( L)	-0.17%	-0.71%	0.05%
Parcel B with adjusts (M = J * (K - L)	2,260	870	1,054
Other Revenues (N)	88	19	28
Adjusted Parcel B (O = M - N)	2,172	851	1,026
Parcel A (P)	7,785	2,653	2,816
Required Revenue (Q = O + P)	9,957	3,504	3,842

CPFL Paulista

On April 3, 2018, ANEEL approved the result of the fourth Periodic Tariff Review of distributor CPFL Paulista. The average effect to be perceived by the consumers is 16.90% and details can be found in the table above.

RGE Sul

On April 17, 2018, ANEEL approved the result of the fourth Periodic Tariff Review of distributor RGE Sul. The average effect to be perceived by the consumers was 22.47% and details can be found in the table above.

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RGE

On June 19, 2018, ANEEL approved the result of the fourth Periodic Tariff Review of distributor RGE Sul. The average effect to be perceived by the consumers was 20.58% and details can be found in the table above.

10.1.3) Operating Performance of Distribution

SAIDI and SAIFI

Below we are presenting the results achieved by the distribution companies with regard to the main indicators that measure the quality and reliability of their supply of electric energy. The SAIDI (System Average Interruption Duration Index) measures the average duration, in hours, of interruption per consumer per year. The SAIFI (System Average Interruption Frequency Index) measures the average number of interruptions per consumer per year.

SAIDI and SAIFI Indicators
Distributor	SAIDI (hours)								SAIFI (interruptions)
	2014	2015	2016	2017	1Q18	2Q18	3Q18	ANEEL[1]	2014	2015	2016	2017	1Q18	2Q18	3Q18	ANEEL[1]
CPFL Paulista	6.92	7.76	7.62	7.14	6.90	6.50	6.25	7.38	4.87	4.89	5.00	4.94	4.76	4.46	4.13	6.33
CPFL Piratininga	6.98	7.24	8.44²	6.97	6.37	5.93	6.01	6.74	4.19	4.31	3.97²	4.45	4.13	3.61	3.71	5.82
RGE	18.77	15.98	14.44	14.16	13.74	13.46	13.15	11.48	9.14	8.33	7.56	7.74	7.09	6.71	6.28	8.50
RGE Sul	17.75	19.11	19.45	15.58	15.30	15.54	15.98	10.79	8.87	8.42	9.41	7.62	7.05	6.51	6.34	8.30
CPFL Santa Cruz - Grouping				6.13	5.80	5.61	5.61	8.75				5.04	5.26	4.98	4.89	7.88

Notes:

1)      2018 Regulatory Agency (ANEEL);

2)      In the previous disclosures, we reported a SAIDI of 6.97 and a SAIFI of 3.80 for CPFL Piratininga in 2016. This number excluded the effect of a CTEEP transmission failure during a storm. However, a decision by ANEEL determined that this effect was included in the SAIDI and SAIFI statistics, so that we corrected the values, as shown in the table.

RGE and RGE Sul have plans to improve SAIDI technical indicators. Among the actions, are part of the plan for 2018, Rural, Troncal and Urban pruning, treatment of major primary, secondary and damage recidivism, programming of services for testing and maintenance in substations and transmission lines, carry out termovision and ultrasound inspections in distribution networks, substations and transmission lines. In addition, part of the maintenance plan, improvements and extensions of the existing structure, with the forecast of exchanges of posts, capacity adjustment, modernization of substations, and installation of remote control and control equipment. This plan is part of a continuous improvement that is already under development. In addition to the significant investments being made, the significant reduction of these investments has already been observed.

The SAIFI indicator was kept below regulatory limits in all companies, reflecting the effectiveness of the maintenance performed and the constant investments in improvements and modernization carried out by CPFL.

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Losses

Find below the performance of CPFL distribution companies throughout the last quarters:

12M Accumulated Losses[1]	Total Losses
	3Q17	4Q17	1Q18	2Q18	3Q18	ANEEL[2]
CPFL Energia	9.26%	9.12%	8.83%	9.03%	8.87%	8.24%
CPFL Paulista	8.93%	9.07%	8.93%	9.10%	8.87%	8.30%
CPFL Piratininga	7.73%	7.67%	7.72%	7.87%	7.79%	6.95%
RGE	9.41%	9.27%	8.79%	9.09%	9.06%	9.28%
RGE Sul	10.61%	10.68%	10.25%	10.56%	10.59%	8.90%
Nova CPFL Santa Cruz	8.78%	8.59%	8.65%	8.84%	8.09%	7.59%

Notes:

1)     The figures above were adequate to a better comparison with the regulatory losses trajectory defined by the Regulatory Agency (ANEEL). In CPFL Piratininga, RGE and RGE Sul, high-voltage customers were disregarded;

2)     Regulatory targets for losses are defined in the periodic tariff revision (RTP) process. CPFL Paulista, RGE and RGE Sul are on the 3rd PTRC and other distributors are in 4th PTRC.

The consolidated losses index of CPFL Energia was of 8.87% in 3Q18, compared to 9.03% in 2Q18, a reduction of 0.16 p.p. Compared to 3Q17 (9.26%), there was a reduction of 0.39 pp.

10.2) Commercialization and Services Segments

10.2.1) Commercialization Segment

Consolidated Income Statement - Commercialization (R$ Million)
	3Q18	3Q17	Var.	9M18	9M17	Var.
Net Operating Revenue	981	986	-0.5%	2,534	2,370	6.9%
EBITDA(1)	43	42	2.8%	82	117	-30.2%
Net Loss	27	26	5.5%	43	61	-29.4%

Note:

(1)     EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Operating Revenue

In 3Q18, net operating revenue reached R$ 981 million, representing a reduction of 0.5% (R$ 5 million).

In 9M18, net operating revenue reached R$ 2,534 million, representing an increase of 6.9% (R$ 164 million).

EBITDA

In 3Q18, EBITDA totaled R$ 43 million, compared to R$ 42 million in 3Q17, an increase of 2.8% (R$ 1 million).

In 9M18, EBITDA totaled R$ 82 million, compared to R$ 117 million in 9M17, a reduction of 30.2% (R$ 35 million).

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Net Income

In 3Q18, net income was R$ 27 million, compared to net income of R$ 26 million in 3Q17, an increase of 5.5% (R$ 1 million).

In 9M18, net income was R$ 43 million, compared to net income of R$ 61 million in 9M17, a reduction of 29.4% (R$ 18 million).

10.2.2) Services Segment

Consolidated Income Statement - Services (R$ Million)
	3Q18	3Q17	Var.	9M18	9M17	Var.
Net Operating Revenue	140	128	10.1%	380	346	9.7%
EBITDA(1)	32	21	53.2%	79	61	30.3%
Net Income	20	13	54.5%	46	38	22.3%

Note:

(1)     EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Operating Revenue

In 3Q18, net operating revenue reached R$ 140 million, representing an increase of 10.1% (R$ 13 million).

In 9M18, net operating revenue reached R$ 380 million, representing an increase of 9.7% (R$ 34 million).

EBITDA

In 3Q18, EBITDA totaled R$ 32 million, compared to R$ 21 million in 3Q17, an increase of 53.2% (R$ 11 million).

In 9M18, EBITDA totaled R$ 79 million, compared to R$ 61 million in 9M17, an increase of 30.3% (R$ 18 million).

Net Income

In 3Q18, net income was R$ 20 million, compared to R$ 13 million in 3Q17, an increase of 54.5% (R$ 7 million).

In 9M18, net income was R$ 46 million, compared to R$ 38 million in 9M17, an increase of 22.3% (R$ 8 million).

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10.3) Conventional Generation Segment

10.3.1) Economic-Financial Performance

Consolidated Income Statement - Conventional Generation (R$ million)
	3Q18	3Q17	Var.	9M18	9M17	Var.
Gross Operating Revenue	355	336	5.8%	960	979	-1.9%
Net Operating Revenue	307	306	0.4%	859	895	-4.0%
Cost of Electric Power	(32)	(49)	-33.8%	(68)	(99)	-31.5%
Operating Costs & Expenses	(53)	(57)	-6.2%	(161)	(216)	-25.5%
EBIT	222	201	10.6%	631	581	8.7%
EBITDA	336	321	4.7%	960	924	3.9%
Financial Income (Expense)	(62)	(62)	0.0%	(205)	(265)	-22.7%
Income Before Taxes	247	229	7.9%	667	568	17.4%
Net Income	198	187	5.8%	535	469	14.2%

Nota:

(1)  EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

10.3.1.1) Operating Revenue

In the analysis presented in this report we consider the migration of the transmission companies CPFL Piracicaba and CPFL Morro Agudo from “Others” to “Conventional Generation” segment.

In 3Q18, Gross Operating Revenue reached R$ 355 million, an increase of 5.8% (R$ 20 million) in relation to 3Q17. Net Operating Revenue was of R$ 307 million, registering an increase of 0.4% (R$ 1 million).

The main factors that affected the net operating revenue are:

  Increase of 27.1% (R$ 24 million) in the revenue from the plants of Rio das Antas Complex (CERAN);
  Increase of R$ 9 million in the revenue with the power supply from Jaguari Geração;

Partially offset by:

  Effect resulting from the consolidation of transmission companies, with a reduction of R$ 5 million in the Revenue from Construction of Concession Infrastructure;
  Reduction in SEMESA’s physical guarantee by 5% (R$ 7 million);
  Reduction of R$ 4 million in other operating revenues, mainly due to the reduction in revenue from the GSF reimbursement agreement (R$ 7 million), together with the reversal of the provision related to the CCT contract of R$ 3 million (CPFL Paulista and CPFL Morro Agudo).

In 9M18, Gross Operating Revenue reached R$ 960 million, a reduction of 1.9% (R$ 19 million) in relation to 9M17. Net Operating Revenue was of R$ 859 million, registering a reduction of 4.0% (R$ 36 million). The main factor contributing to the reduction in net operating revenue was the effect of the consolidation of the transmission companies, with the reduction of R$ 45 million in the Revenue from Construction of Concession Infrastructure. This effect was partially offset by the increase in the revenue (R$ 28 million) from the plants of Rio das Antas Complex (CERAN).

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10.3.1.2) Cost of Electric Power

In the analysis presented in this report we consider the migration of the transmission companies CPFL Piracicaba and CPFL Morro Agudo from “Others” to “Conventional Generation” segment.

In 3Q18, the cost of electric power reached R$ 32 million, a reduction of 33.8% (R$ 16 million), when compared to 3Q17, mainly due to the following factors:

  Reduction of 38.9% (R$ 16 million) in the cost with Electric Energy Purchased for Resale, mainly due to the reduction of energy purchase cost (R$ 16 million), explained by the gain with reimbursement of the GSF agreement (R$ 14 million)
  Reduction of 2.1% (R$ 0.1 million) in the cost with Charges for the Use of the Transmission and Distribution System.

In 9M18, the cost of electric power reached R$ 68 million, a reduction of 31.5% (R$ 31 million), when compared to 9M17, due mainly to the following factors:

•         Reduction of 40.0% (R$ 31 million) in the cost with Electric Energy Purchased for Resale, mainly due to the following factors:

(i)        In CPFL Geração, reduction in the cost with the purchase of energy (R$ 40 million), mainly due to the reduction in the average purchase price of the energy from BAESA, combined with the gain with reimbursement of the GSF agreement;

(ii)        Reduction of R$ 2 million in the cost with energy from CPFL Centrais Geradoras;

Partially offset by:

(iii)        Increase of R$ 10 million in the cost with energy from Paulista Lajeado.

•         Increase of 2.1% (R$ 0.4 million) in the cost with Charges for the Use of the Transmission and Distribution System.

10.3.1.3) Operating Costs and Expenses

In the analysis presented in this report we consider the migration of the transmission companies CPFL Piracicaba and CPFL Morro Agudo from “Others” to “Conventional Generation” segment.

Operating costs and expenses reached R$ 53 million in 3Q18, compared to R$ 57 million in 3Q17, a reduction of 6.2% (R$ 4 million). In 9M18, operating costs and expenses reached R$ 161 million, compared to R$ 216 million in 9M17, a reduction of 25.5% (R$ 55 million).

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The factors that explain these variations follow:

PMSO

PMSO (R$ million)
	3Q18	3Q17	Variation	9M18	9M17	Variation
			%			%
PMSO
Personnel	9	9	-1.9%	26	29	-9.4%
Material	1	2	-65.7%	2	4	-42.2%
Outsourced Services	4	5	-20.6%	14	19	-26.7%
Other Operating Costs/Expenses	12	8	37.3%	28	27	4.7%
GSF Risk Premium	2	2	0.0%	4	4	-
Others	10	7	47.5%	25	23	5.4%
Total PMSO	25	24	1.6%	71	79	-10.3%

PMSO item reached R$ 25 million in 3Q18, compared to R$ 24 million in 3Q17, registering an increase of 1.6% (R$ 0.4 million), due to the following factors:

         (i)       Reduction of 1.9% (R$ 0.2 million) in expenses with Personnel;

        (ii)       Reduction of 65.7% (R$ 2 million) in expenses with Material;

       (iii)       Reduction of 20.6% (R$ 1 million) in expenses with Outsourced Services;

Partially offset by:

      (iv)       Increase of 37.3% (R$ 3 million) in Other Operating Costs/Expenses.

In 9M18, PMSO item reached R$ 71 million, compared to R$ 79 million in 9M17, registering a reduction of 10.3% (R$ 8 million), due to the following factors:

         (i)       Reduction of 9.4% (R$ 3 million) in expenses with Personnel;

        (ii)       Reduction of 42.2% (R$ 2 million) in expenses with Material;

       (iii)       Reduction of 26.7% (R$ 5 million) in Outsourced Services;

Partially offset by:

      (iv)       Increase of 4.7% (R$ 1 million) in expenses with Other Operating Costs/Expenses.

Other operating costs and expenses

Other operating costs and expenses reached R$ 29 million in 3Q18, compared to R$ 33 million in 3Q17, registering a reduction of 12.0% (R$ 4 million), explained by the variations below:

         (i)       Reduction of 10.4% (R$ 3 million) in Depreciation and Amortization item.

        (ii)       Reduction of 47.4% (R$ 1 million) in Costs from Construction of Concession Infrastructure (CPFL Piracicaba and CPFL Morro Agudo);

       (iii)       Reduction of 24.9% (R$ 0.1 million) in Private Pension Fund.

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In 9M18, other operating costs and expenses reached R$ 90 million, compared to R$ 137 million in 9M17, registering a reduction of 34.3% (R$ 47 million), explained by the variations below:

         (i)       Reduction of 97.2% (R$ 44 million) in Costs from Construction of Concession Infrastructure (CPFL Piracicaba and CPFL Morro Agudo);

        (ii)       Reduction of 3.4% (R$ 3 million) in Depreciation and Amortization;

       (iii)       Reduction of 24.9% (R$ 0.4 million) in Private Pension Fund.

10.3.1.4) Equity Income

Equity Income (R$ Million)
	3Q18	3Q17	Var. R$	Var. %	9M18	9M17	Var. R$	Var. %
Projects
Barra Grande HPP	(7)	9	(15)	-	(4)	12	(16)	-
Campos Novos HPP	22	26	(4)	-15.2%	71	89	(18)	-20.5%
Foz do Chapecó HPP	36	34	1	3.7%	95	94	1	1.0%
Epasa TPP	36	21	15	70.5%	79	58	22	37.4%
Total	87	90	(3)	-3.5%	241	253	(12)	-4.6%

In 3Q18, Equity Income result reached R$ 87 million, compared to R$ 90 million in 3Q17, a reduction of 3.5% (R$ 3 million).

In 9M18, Equity Income result reached R$ 241 million, compared to R$ 253 million in 9M17, a reduction of 4.6% (R$ 12 million).

Equity Income (R$ Million)
EPASA	3Q18	3Q17	Var. R$	Var. %	9M18	9M17	Var. R$	Var. %

Net Revenue	181	130	51	38.9%	327	283	44	15.6%
Operating Costs / Expenses	(134)	(97)	(37)	38.4%	(217)	(191)	(26)	13.5%
Deprec. / Amortization	(5)	(4)	(0)	8.3%	(14)	(13)	(1)	7.8%
Net Financial Result	(2)	(2)	0	-10.3%	(5)	(5)	0	-1.4%
Income Tax	(8)	(5)	(3)	50.7%	(7)	(6)	(1)	22.9%
Net Income	36	21	15	70.5%	79	58	22	37.4%

Equity Income (R$ Million)
FOZ DO CHAPECO	3Q18	3Q17	Var. R$	Var. %	9M18	9M17	Var. R$	Var. %

Net Revenue	116	106	10	9.1%	330	313	17	5.4%
Operating Costs / Expenses	(23)	(20)	(3)	14.1%	(72)	(62)	(10)	16.3%
Deprec. / Amortization	(16)	(16)	0	-2.4%	(47)	(49)	1	-2.2%
Net Financial Result	(24)	(12)	(12)	98.0%	(68)	(34)	(35)	103.1%
Income Tax	(16)	(18)	2	-9.5%	(28)	(33)	5	-13.9%
Net Income	36	34	1	3.7%	95	94	1	1.0%

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Equity Income (R$ Million)
BAESA	3Q18	3Q17	Var. R$	Var. %	9M18	9M17	Var. R$	Var. %

Net Revenue	26	31	(5)	-17.3%	56	61	(5)	-7.4%
Operating Costs / Expenses	(26)	(14)	(12)	81.2%	(41)	(29)	(12)	42.3%
Deprec. / Amortization	(3)	(3)	0	-0.1%	(9)	(10)	0	0.0%
Net Financial Result	(3)	(0)	(3)	803.2%	(9)	(2)	(7)	403.8%
Income Tax	1	(5)	6	-	4	(3)	7	-
Net Income	(7)	9	(15)	-	(4)	12	(16)	-

Equity Income (R$ Million)
ENERCAN	3Q18	3Q17	Var. R$	Var. %	9M18	9M17	Var. R$	Var. %

Net Revenue	76	71	6	8.3%	210	212	(1)	-0.7%
Operating Costs / Expenses	(31)	(27)	(5)	16.9%	(69)	(65)	(4)	5.7%
Deprec. / Amortization	(6)	(6)	0	-5.9%	(18)	(19)	1	-4.9%
Net Financial Result	(5)	3	(8)	-	(16)	8	(23)	-
Income Tax	(11)	(14)	2	-18.0%	(19)	(25)	7	-25.8%
Net Income	22	26	(4)	-15.2%	71	89	(18)	-20.5%

10.3.1.5) EBITDA

In 3Q18, EBITDA was of R$ 336 million, compared to R$ 321 million in 3Q17, an increase of 4.7% (R$ 15 million).

In 9M18, EBITDA was of R$ 960 million, compared to R$ 924 million in 9M17, an increase of 3.9% (R$ 36 million).

Conciliation of Net Income and EBITDA (R$ million)
	3Q18	3Q17	Var.	9M18	9M17	Var.
Net Income	198	187	5.8%	535	469	14.2%
Depreciation and Amortization	27	30		88	91
Financial Result	62	62		205	265
Income Tax /Social Contribution	48	41		132	100
EBITDA	336	321	4.7%	960	924	3.9%

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10.3.1.6) Financial Result

Financial Result (IFRS - R$ Million)
	3Q18	3Q17	Var.	9M18	9M17	Var.
Revenues
Income from Financial Investments	5	12	-56.6%	34	68	-49.8%
Adjustment for inflation and exchange rate changes	1	12	-92.8%	1	23	-95.8%
Interest on loan agreements	7	-	100.0%	11	-	0.0%
PIS and COFINS on other finance income	(1)	(1)	40.0%	(3)	(3)	-18.5%
Others	5	3	44.3%	9	3	184.6%
Total	18	27	-32.8%	55	92	-40.4%

Expenses
Interest on debts	(59)	(76)	-22.4%	(190)	(289)	-34.1%
Adjustment for inflation and exchange rate changes	(14)	(11)	27.7%	(52)	(60)	-13.8%
Use of Public Asset	(5)	(1)	404.5%	(14)	(5)	193.8%
Others	(2)	(1)	89.0%	(4)	(4)	6.6%
Total	(80)	(89)	-10.0%	(260)	(357)	-27.3%

Financial Result	(62)	(62)	0.0%	(205)	(265)	-22.7%

In 3Q18, the financial result was a net expense of R$ 62 million, with no change compared to the net financial expense of R$ 62 million registered in 3Q17.

•         Financial Revenues moved from R$ 27 million in 3Q17 to R$ 18 million in 3Q18, a reduction of 32.8% (R$ 9 million), due to:

✓  Reduction of R$ 11 million (92.8%) in monetary and foreign exchange updates,  mainly due to the effect of the zero-cost collar derivative2 (R$ 12 million);

✓  Reduction of  56.6% (R$ 7 million) related to income from financial investments;

Partially offset by:

✓  Revenue of R$ 7 million in 3Q18, related to interest on loan agreements;

•         Financial Expenses moved from R$ 89 million in 3Q17 to R$ 80 million in 3Q18, a reduction of 10.0% (R$ 9 million), due to:

✓  Reduction of 22.4% (R$ 17 million) in debt charges, mainly due to the reduction in the CDI interbank rate;

Partially offset by:

✓  Increase of 404,5% (R$ 4 million) in the financial expenses with the Use of Public Asset (UBP);

✓  Increase of 27.7% (R$ 3 million) in monetary and foreign exchange updates;

✓  Increase of 89.0% (R$ 1 million) in other financial expenses.

2 In 2015, subsidiary CPFL Geração contracted US$ denominated put and call options, involving the same financial institution as counterpart, and which on a combined basis are characterized as an operation usually known as zero-cost collar. The contracting of this operation does not involve any kind of speculation, inasmuch as it is aimed at minimizing any negative impacts on future revenues of the joint venture ENERCAN, which has electric energy sale agreements with annual restatement of part of the tariff based on the variation in the US$. In addition, according to Management’s view, the scenario was favorable for contracting this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there was no initial cost for same.

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In 9M18, the financial result was a net expense of R$ 205 million, representing a reduction of 22.7% (R$ 60 million), compared to net financial expenses of R$ 265 million registered in 9M17.

•         Financial Revenues moved from R$ 92 million in 9M17 to R$ 55 million in 9M18, a reduction of 40.4% (R$ 37 million), due to:

✓  Reduction of 49.8% (R$ 34 million) in income from financial investments;

✓  Reduction of 95,8% (R$ 22 million) in monetary and foreign exchange updates, mainly due to the effect of the zero-cost collar derivative;

Partially offset by:

✓  Revenue of R$ 11 million in 9M18 related to Interest on loan agreements;

✓  Increase of 184.6% (R$ 6 million) in other financial income;

✓  Reduction of 18.5% (R$ 1 million) in PIS and COFINS over other financial revenue (revenue reducer);

•         Financial Expenses moved from R$ 357 million in 9M17 to R$ 260 million in 9M18, a reduction of 27.3% (R$ 97 million), due to:

✓  Reduction of 34.1% (R$ 98 million) in debt charges, mainly due to the reduction in the CDI interbank rate;

✓  Reduction of 13.8% (R$ 8 million) in monetary and foreign exchange updates;

Partially offset by:

✓  Increase of 193.8% (R$ 9 million) in the financial expenses with the Use of Public Asset (UBP).

10.3.1.7) Net Income

In 3Q18, net income was of R$ 198 million, compared to a net income of R$ 187 million in 3Q17, an increase of 5.8% (R$ 11 million).

In 9M18, net income was of R$ 535 million, compared to a net income of R$ 469 million in 9M17, an increase of 14.2% (R$ 67 million).

10.4) CPFL Renováveis

10.4.1) Economic-Financial Performance

Income Statement - CPFL Renováveis ( R$ Million)
	3Q18	3Q17	Var. %	9M18	9M17	Var. %
Gross Operating Revenue	656	616	6.6%	1,499	1,442	4.0%
Net Operating Revenue	622	585	6.3%	1,420	1,368	3.8%
Cost of Electric Power	(109)	(83)	31.3%	(262)	(224)	16.9%
Operating Costs & Expenses	(241)	(252)	-4.2%	(716)	(738)	-3.0%
EBIT	271	250	8.5%	442	406	9.1%
EBITDA (1)	427	408	4.7%	910	867	5.0%
Financial Income (Expense)	(126)	(131)	-3.5%	(375)	(387)	-3.2%
Income Before Taxes	145	119	21.7%	68	18	266.8%
Net Income	121	95	27.6%	12	(32)	-137.9%

Note:

(1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

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10.4.1.1) Operating Revenue

In 3Q18, Gross Operating Revenue reached R$ 656 million, representing an increase of 6.6% (R$ 40 million). Net Operating Revenue reached R$ 622 million, representing an increase of 6.3% (R$ 37 million). These variations are mainly explained by the following factors:

Wind Source:

•         Increase in revenue from wind farms mainly due to (i) the higher generation of wind farms of Proinfa, which has higher value agreements (R$ 25 million); (ii) the positive effect of R$ 4 million in the new energy auction through the Surplus and Deficit Compensation Mechanism (MCSD) due to the higher volume not contracted (131.0 average-MW in 3Q18 versus 91.2 average-MW in 3Q17).

SHPPs Source and Holding Company:

•         Reduction of R$ 2 million in revenue from SHPPs and the Holding Company, mainly due to the different seasonalization strategy of physical guarantee. Moreover, a higher revenue from the Holding Company occurred in 3Q17, basically due to the settlement of energy purchase to rebuild guarantee, which was not repeated in 3Q18.

Biomass Source:

•         Increase of R$ 12 million in revenue from biomass due to the settlement of energy purchase to rebuild guarantee, with a matching cost of purchase of energy, and also some plants exceeded generation established in the contract and the surplus energy was settled at the spot price.

In 9M18, Gross Operating Revenue reached R$ 1,499 million, representing an increase of 4.0% (R$ 57 million). Net Operating Revenue was of R$ 1,420 million, representing an increase of 3.8% (R$ 52 million). These variations are mainly explained by the following factors:

Wind Source:

•         Increase of R$ 63 million in revenue from wind farms mainly due to: (i) the positive effect of R$ 49 million of the new energy auction through Surplus and Deficit Offset Mechanism (MCSD), since the contract price in the free market was higher than the contract price in the regulated market for the eight wind farms that participated in the auction; (ii) the commercial startup of the Pedra Cheirosa wind complex in June 2017 (R$ 29 million); and (iii) inflation adjustment in sales agreement. These effects were partially offset by lower generation, mainly in the first half of 2018.

SHPPs Source and Holding Company:

•         Reduction of R$ 23 million in revenue from SHPPs and the Holding Company, mainly due to the different seasonalization strategy of physical guarantee of the SHPPs between the periods. This effect was partially offset by the positive settlements in the CCEE (secondary) in the amount of R$ 10 million and the readjustment of energy sales agreements from SHPPs.

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Biomass Source:

•         Increase of R$ 13 million in revenue from biomass, basically due to the settlement of energy purchase to rebuild guarantee, with a matching cost of purchase of energy, the positive settlement at the spot price at CCEE due to higher generation at some plants and price adjustments in energy sales agreements.

10.4.1.2) Cost of Electric Power

In 3Q18, cost of Electric Power totaled R$ 109 million, representing an increase of 31.3% (R$ 26 million), as a result of an increase of R$ 26 million in energy purchase cost, basically due to (i) the higher GSF impact, which was R$ 52 million in 3Q18 compared to R$ 39 million in 3Q17, (ii) the purchases to meet the short‐term market needs and hedge, partially offset by four‐year revisions of energy sale agreements of wind complexes in 3Q17 (R$ 5 million).

In 9M18, cost of Electric Power totaled R$ 262 million, representing an increase of 16.9% (R$ 38 million), as a result of an increase of R$ 48 million in energy purchase cost, mainly due to the items mentioned in the quarter, partially offset by the reduction of R$ 10 million in charges for the use of the system, mainly due to the positive effect of retroactive recovery of PIS and Cofins credits in 2Q18, partially offset by the adjustments in connection charges and the distribution and transmission system use and connection tariffs.

10.4.1.3) Operating Costs and Expenses

Operating Costs and Expenses reached R$ 241 million in 3Q18, compared to R$ 252 million in 3Q17, representing a reduction of 4.2% (R$ 10 million). In 9M18, Operating Costs and Expenses reached R$ 716 million, compared to R$ 738 million in 9M17, a reduction of 3.0% (R$ 22 million).

The factors that explain these variations follow:

PMSO

PMSO (R$ million)
	3Q18	3Q17	Variation		9M18	9M17	Variation
			R$ MM	%			R$ MM	%
Reported PMSO
Personnel	(25)	(26)	1	-4.8%	(76)	(72)	(4)	5.7%
Material	(4)	(9)	5	-58.6%	(21)	(17)	(4)	23.5%
Outsourced Services	(44)	(39)	(5)	14.1%	(121)	(126)	5	-4.2%
Other Operating Costs/Expenses	(13)	(20)	7	-35.5%	(31)	(62)	31	-50.5%
GSF Risk Premium	(1)	(1)	1	-50.0%	(1)	(2)	1	-50.0%
Others	(12)	(19)	6	-34.6%	(29)	(60)	30	-50.5%
Total PMSO	(86)	(94)	8	-8.9%	(248)	(277)	29	-10.3%

The PMSO item reached R$ 86 million in 3Q18, compared to R$ 94 million in 3Q17, a reduction of 8.9% (R$ 8 million), due to: (a) the write-off of receivables in 3Q17 due to the voluntary bankruptcy petition filed by the supplier (Suzlon) in the amount of R$ 6 million, which was not repeated in 3Q18, and (b) the lower costs with maintenance work resulting from insourcing of O&M services at the farms in Ceará; partially offset by the purchase of bagasse and wood chips for biomass generation.

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In 9M18, the PMSO item totaled R$ 248 million, compared to R$ 277 million in 9M17, a reduction of 10.3% (R$ 29 million), due to (in addition to the effects mentioned in the quarter): (a) the retroactive recovery of PIS and Cofins credits; (b) the write‐off of the intangible assets at SHPP projects due to the uncertainty surrounding their implementation, amounting to R$ 16 million in 2Q17; (c) the reversal of provision for impairment, amounting to R$ 6 million in 1Q18; and (d) the increase in personnel expenses mainly due to the trade union agreement.

Other operating costs and expenses

Other operating costs and expenses, represented by Depreciation and Amortization accounts, reached R$ 156 million in 3Q18, compared to R$ 158 million in 3Q17, registering a reduction of 1.4% (R$ 2 million). In 9M18, other operating costs and expenses totaled R$ 468 million, compared to R$ 462 million in 9M17, registering an increase of 1.4% (R$ 6 million). These variations are explained by the adequacy of the terms of depreciation of some assets of the Pedra Cheirosa wind complex.

10.4.1.4) EBITDA

In 3Q18, EBITDA was of R$ 427 million, compared to R$ 408 million in 3Q17, an increase of 4.7% (R$ 19 million). This result is mainly due to: (i) the higher net revenue from wind farms and biomass plants; (ii) the reduction in operating expenses due to the write-off of receivables in 3Q17, due to the voluntary bankruptcy petition filed by the supplier (Suzlon) in the amount of R$ 6 million, which was not repeated in 3Q18. These items were partially offset by higher costs with energy purchases.

In 9M18, EBITDA was of R$ 910 million, compared to R$ 867 million in 9M17, an increase of 5.0% (R$ 43 million). This result is chiefly due to: (i) the increase in net revenue, mainly driven by MCSD and the operational startup of the Pedra Cheirosa wind complex; (ii) the retroactive recovery of PIS and Cofins credits from industry and MSO (Material, Services and Others) charges in 2Q18; and (iii) the write‐offs of intangible assets of SHPP projects and receivables in 9M17. These items were partially offset by higher costs with the purchase of energy.

Conciliation of Net Income and EBITDA (R$ million)
	3Q18	3Q17	Var.	9M18	9M17	Var.
Net income	121	95	27.6%	12	(32)	-
Amortization	156	158		468	462
Financial Results	126	131		375	387
Income Tax /Social Contribution	24	24		56	50
EBITDA	427	408	4.7%	910	867	5.0%

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10.4.1.5) Financial Result

Financial Result (Adjusted - R$ Million)
	3Q18	3Q17	Var.	9M18	9M17	Var.
Revenues
Income from Financial Investments	24	33	-26.0%	71	100	-28.8%
Late payment interest and fines	0	0	-69.6%	0	1	-93.8%
Judicial Deposits Update	0	0	-19.1%	1	0	150.7%
Monetary and Foreign Exchange Updates	0	0	-66.2%	0	0	-43.8%
PIS and COFINS - over Other Financial Revenues	(1)	(1)	-28.6%	(3)	(4)	-32.0%
Others	11	3	227.7%	25	10	160.8%
Total	35	35	-1.8%	95	107	-11.5%

Expenses
Debt Charges	(106)	(139)	-23.6%	(343)	(432)	-20.8%
Monetary and Foreign Exchange Updates	(19)	(17)	16.4%	(49)	(53)	-6.5%
(-) Capitalized Interest	3	3	12.7%	8	28	-70.9%
Others	(39)	(13)	188.6%	(85)	(37)	133.3%
Total	(161)	(166)	-3.2%	(469)	(494)	-5.0%
	-	-
Financial Result	(126)	(131)	-3.5%	(375)	(387)	-3.2%

Net financial result registered a net financial expense of R$ 126 million in 3Q18, a reduction of 3.5% (R$ 5 million). In 9M18, net financial result registered a net financial expense of R$ 375 million, a reduction of 3.2% (R$ 12 million).

Financial revenues totaled R$ 35 million in 3Q18, a reduction of 1.8% (R$ 1 million). In 9M18, financial revenues totaled R$ 95 million, a reduction of 11.5% (R$ 12 million). These variations are mainly explained by the lower average CDI interbank rate in the periods (6.39% in 3Q18 vs. 9.17% in 3Q17 and 6.50% in 9M18 vs. 10.91% in 9M17), partially offset by the revenue with the update of financial settlement in the CCEE.

Financial expenses totaled R$ 161 million in 3Q18, a reduction of 3.2% (R$ 5 million). In 9M18, financial expenses totaled R$ 469 million, a reduction of 5.0% (R$ 25 million). These variations are mainly explained by the fall in the average CDI interbank rate and the TJLP rate, partially offset by the increase in expenses of projects related to long-term funding and update on the GSF provision.

10.4.1.6) Net Income

In 3Q18, the net income was of R$ 121 million, compared to the net income of R$ 95 million in 3Q17, an increase of 27.6% (R$ 26 million). In 9M18, the net income was of R$ 12 million, compared to the net loss of R$ 32 million in 9M17. This result is mainly due to better EBITDA and financial result.

10.4.2) Status of Generation Projects – 100% Participation

On the date of this report, the portfolio of projects of CPFL Renováveis (100% participation) totaled 2,103 MW of operating installed capacity and 127 MW of capacity under construction. The operational power plants comprises 39 Small Hydroelectric Power Plants – SHPPs (423 MW), 45 wind farms (1,309 MW), 8 biomass thermoelectric power plants (370 MW) and 1 solar power plant (1 MW). Still under construction there are 2 SHPP (58 MW) and 4 wind farms (69 MW).

Additionally, CPFL Renováveis owns wind, solar and SHPP projects under development totaling 2,418 MW.

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The table below illustrates the overall portfolio of assets (100% participation) in operation, construction and development, and its installed capacity on this date.

CPFL Renováveis - Portfolio (100% participation)
In MW	SHPP	Biomass	Wind	Solar	Total
Operating	423	370	1,309	1	2,103
Under construction	58	-	69	-	127
Under development	167	-	1,911	340	2,418
Total	648	370	3,289	341	4,648

Boa Vista II SHPP

The Boa Vista II SHPP, project located in the State of Minas Gerais, is scheduled to start operating in 1Q20. The installed capacity is of 29.9 MW and the physical guarantee is of 15.2 average-MW. Energy was sold through a long-term contract in the 2015 A-5 new energy auction (price: R$ 240.47/MWh – September 2018).

Lucia Cherobim SHPP

The PCH Lucia Cherobim, project located in the State of Paraná, is scheduled to start operating in 2024. The installed capacity is of 28.0 MW and the physical guarantee is of 16.5 average-MW. Energy was sold through a long-term contract in the 2018 A-6 new energy auction (price: R$ 189.95/MWh – September 2018).

Wind Farms of the Gameleira Complex

The wind farms of the Gameleira Complex (Costa das Dunas, Figueira Branca, Farol de Touros e Gameleira), located in the State of Rio Grande do Norte, is scheduled to start operating in 2024. The installed capacity is of 69.3 MW. Part of the energy (12.0 average-MW) was sold through a long-term contract it the 2018 A-6 new energy auction (price: R$ 89.89/MWh – September 2018).

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11) ATTACHMENTS

11.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	09/30/2018	12/31/2017	09/30/2017

CURRENT
Cash and Cash Equivalents	3,578,838	3,249,642	3,832,155
Consumers, Concessionaries and Licensees	5,186,078	4,301,283	4,644,672
Dividend and Interest on Equity	100,157	56,145	106,237
Recoverable Taxes	480,447	395,045	372,859
Derivatives	446,815	444,029	389,732
Sectoral Financial Assets	1,515,712	210,834	5,449
Concession Financial Assets	23,056	23,736	11,437
Other Credits	860,614	900,498	935,255
TOTAL CURRENT	12,191,717	9,581,212	10,297,796

NON-CURRENT
Consumers, Concessionaries and Licensees	227,387	236,539	242,650
Affiliates, Subsidiaries and Parent Company	-	8,612	9,157
Judicial Deposits	863,438	839,990	837,526
Recoverable Taxes	240,430	233,444	232,379
Sectoral Financial Assets	764,847	355,003	348,157
Derivatives	484,402	203,901	261,942
Deferred Taxes	767,696	943,199	979,110
Concession Financial Assets	7,339,936	6,545,668	6,287,650
Investments at Cost	116,654	116,654	116,654
Other Credits	709,754	840,192	809,785
Investments	959,216	1,001,550	1,042,445
Property, Plant and Equipment	9,536,347	9,787,125	9,841,148
Intangible	10,509,451	10,589,824	10,487,077
TOTAL NON-CURRENT	32,519,557	31,701,701	31,495,681

TOTAL ASSETS	44,711,274	41,282,912	41,793,477

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11.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2018	12/31/2017	09/30/2017

CURRENT
Suppliers	3,841,430	3,296,870	4,148,059
Loans and Financing	2,751,778	3,589,607	3,767,294
Debentures	1,646,527	1,703,073	1,610,575
Employee Pension Plans	76,619	60,801	80,091
Regulatory Charges	514,915	581,600	452,279
Taxes, Fees and Contributions	829,795	710,303	698,712
Dividend and Interest on Equity	38,440	297,744	5,418
Accrued Liabilities	167,982	116,080	171,492
Derivatives	32,648	10,230	4,464
Sectoral Financial Liabilities	-	40,111	384,115
Public Utilities	11,431	10,965	11,936
Other Accounts Payable	1,135,614	961,306	973,025
TOTAL CURRENT	11,047,179	11,378,688	12,307,461

NON-CURRENT
Suppliers	139,096	128,438	126,394
Loans and Financing	8,556,530	7,402,450	8,006,258
Debentures	8,586,345	7,473,454	6,436,820
Employee Pension Plans	862,772	880,360	1,014,736
Taxes, Fees and Contributions	12,268	18,839	21,107
Deferred Taxes	1,288,800	1,249,591	1,267,570
Reserve for Tax, Civil and Labor Risks	997,547	961,134	948,448
Derivatives	7,350	84,576	117,130
Sectoral Financial Liabilities	73,434	8,385	76,902
Public Utilities	88,771	83,766	82,153
Other Accounts Payable	465,124	426,889	293,538
TOTAL NON-CURRENT	21,078,038	18,717,881	18,391,056

SHAREHOLDERS' EQUITY
Capital	5,741,284	5,741,284	5,741,284
Capital Reserve	468,018	468,014	468,014
Legal Reserve	798,090	798,090	739,102
Statutory Reserve - Concession Financial Assets	-	826,600	760,976
Statutory Reserve - Strengthening of Working Capital	1,292,046	1,292,046	545,505
Other Comprehensive Income	(143,010)	(164,506)	(253,927)
Retained Earnings	2,216,629	-	684,579
	10,373,057	8,961,528	8,685,534
Non-Controlling Shareholders' Interest	2,213,000	2,224,816	2,409,425
TOTAL SHAREHOLDERS' EQUITY	12,586,057	11,186,344	11,094,960

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	44,711,274	41,282,912	41,793,477

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11.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated
	3Q18	3Q17	Variation	9M18	9M17	Variation
OPERATING REVENUES
Electricity Sales to Final Customers	7,471,689	6,110,261	22.3%	21,128,905	18,807,612	12.3%
Electricity Sales to Distributors	1,827,963	2,117,043	-13.7%	4,143,917	4,521,967	-8.4%
Revenue from building the infrastructure	462,838	602,337	-23.2%	1,203,453	1,480,699	-18.7%
Update of concession's financial asset	99,089	10,399	852.9%	302,498	91,713	229.8%
Sectorial financial assets and liabilities	1,088,508	1,244,970	-12.6%	1,942,754	1,049,284	85.2%
Other Operating Revenues	1,224,217	988,179	23.9%	3,591,190	3,008,810	19.4%
	12,174,303	11,073,189	9.9%	32,312,716	28,960,086	11.6%

DEDUCTIONS FROM OPERATING REVENUES	(4,044,018)	(3,289,243)	22.9%	(10,862,411)	(9,674,812)	12.3%
NET OPERATING REVENUES	8,130,285	7,783,946	4.4%	21,450,306	19,285,274	11.2%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(5,002,833)	(4,772,758)	4.8%	(12,166,742)	(11,311,684)	7.6%
Electricity Network Usage Charges	(398,629)	(473,326)	-15.8%	(1,786,478)	(893,571)	99.9%
	(5,401,462)	(5,246,084)	3.0%	(13,953,219)	(12,205,255)	14.3%
OPERATING COSTS AND EXPENSES
Personnel	(344,089)	(329,180)	4.5%	(1,034,222)	(998,342)	3.6%
Material	(62,056)	(69,451)	-10.6%	(188,036)	(182,008)	3.3%
Outsourced Services	(161,910)	(173,821)	-6.9%	(498,564)	(548,210)	-9.1%
Other Operating Costs/Expenses	(214,744)	(153,834)	39.6%	(463,284)	(542,572)	-14.6%
Allowance for Doubtful Accounts	(45,495)	(32,818)	38.6%	(113,737)	(118,885)	-4.3%
Legal and judicial expenses	(68,852)	(8,362)	723.4%	(112,603)	(121,985)	-7.7%
Others	(100,397)	(112,655)	-10.9%	(236,944)	(301,702)	-21.5%
Cost of building the infrastructure	(462,799)	(598,698)	-22.7%	(1,203,405)	(1,478,990)	-18.6%
Employee Pension Plans	(22,477)	(28,483)	-21.1%	(67,432)	(85,426)	-21.1%
Depreciation and Amortization	(316,362)	(313,328)	1.0%	(977,531)	(926,776)	5.5%
Amortization of Concession's Intangible	(71,327)	(71,293)	0.0%	(214,122)	(215,526)	-0.7%
	(1,655,765)	(1,738,088)	-4.7%	(4,646,595)	(4,977,850)	-6.7%

EBITDA[1]	1,547,772	1,274,571	21.4%	4,283,561	3,497,613	22.5%

INCOME FROM ELECTRIC ENERGY SERVICE	1,073,058	799,774	34.2%	2,850,491	2,102,168	35.6%

FINANCIAL REVENUES (EXPENSES)
Financial Revenues	212,587	205,553	3.4%	578,817	708,896	-18.3%
Financial Expenses	(491,560)	(548,953)	-10.5%	(1,410,983)	(1,906,602)	-26.0%
	(278,973)	(343,400)	-18.8%	(832,166)	(1,197,706)	-30.5%

EQUITY ACCOUNTING
Equity Accounting	87,025	90,176	-3.5%	241,416	253,143	-4.6%
Assets Surplus Value Amortization	(145)	(145)	0.0%	(435)	(435)	0.0%
	86,880	90,031	-3.5%	240,982	252,709	-4.6%

INCOME BEFORE TAXES ON INCOME	880,966	546,404	61.2%	2,259,307	1,157,171	95.2%

Social Contribution	(70,757)	(44,521)	58.9%	(207,469)	(113,385)	83.0%
Income Tax	(183,986)	(111,686)	64.7%	(556,033)	(298,296)	86.4%

NET INCOME	626,223	390,198	60.5%	1,495,804	745,490	100.6%
Controlling Shareholders' Interest	553,728	331,813	66.9%	1,453,225	721,173	101.5%
Non-Controlling Shareholders' Interest	72,495	58,385	24.2%	42,579	24,318	75.1%

Note:

(1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

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11.4) Cash Flow – CPFL Energia

(R$ thousands)

Consolidated

	3Q18	Last 12M

Beginning Balance	2,490,235	3,832,155

Net Income Before Taxes	880,966	2,948,806

Depreciation and Amortization	387,688	1,578,403
Interest on Debts and Monetary and Foreign Exchange Restatements	315,304	1,185,013
Consumers, Concessionaries and Licensees	(693,093)	(749,713)
Sectoral Financial Assets	(1,170,377)	(1,821,625)
Accounts Receivable - Resources Provided by the CDE/CCEE	2,651	37,691
Suppliers	615,238	(298,973)
Sectoral Financial Liabilities	61,306	(470,655)
Accounts Payable - CDE	26,824	48,236
Interest on Debts and Debentures Paid	(383,832)	(1,550,022)
Income Tax and Social Contribution Paid	(136,151)	(473,753)
Others	682,580	459,529
	(291,862)	(2,055,869)

Total Operating Activities	589,104	892,937

Investment Activities
Acquisition of Property, Plant and Equipment, and Intangibles	(522,186)	(2,063,406)
Others	176,488	111,795
Total Investment Activities	(345,698)	(1,951,611)

Financing Activities
Loans and Debentures	1,895,860	10,134,925
Principal Amortization of Loans and Debentures, Net of Derivatives	(1,047,613)	(8,806,223)
Dividend and Interest on Equity Paid	(3,065)	(400,563)
Others	15	(122,781)
Total Financing Activities	845,197	805,358

Cash Flow Generation	1,088,603	(253,316)

Ending Balance - 09/30/2018	3,578,838	3,578,838

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11.5) Income Statement – Conventional Generation Segment

(R$ thousands)

Conventional Generation
	3Q18	3Q17	Var.	9M18	9M17	Var.
OPERATING REVENUE
Eletricity Sales to Distributors	322,851	295,019	9.4%	898,295	870,522	3.2%
Revenue from construction of concession infrastructure	1,061	5,582	-81.0%	1,317	46,756	-97.2%
Other Operating Revenues	31,414	35,153	-10.6%	60,786	61,963	-1.9%
	355,327	335,754	5.8%	960,398	979,240	-1.9%

DEDUCTIONS FROM OPERATING REVENUE	(47,885)	(29,570)	61.9%	(100,987)	(83,945)	20.3%
NET OPERATING REVENUE	307,442	306,184	0.4%	859,410	895,295	-4.0%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(25,582)	(41,873)	-38.9%	(47,286)	(78,761)	-40.0%
Eletricity Network Usage Charges	(6,609)	(6,748)	-2.1%	(20,338)	(19,912)	2.1%
	(32,191)	(48,620)	-33.8%	(67,625)	(98,673)	-31.5%
OPERATING COSTS AND EXPENSES
Personnel	(8,523)	(8,686)	-1.9%	(25,899)	(28,578)	-9.4%
Material	(839)	(2,446)	-65.7%	(2,133)	(3,690)	-42.2%
Outsourced Services	(3,728)	(4,693)	-20.6%	(14,209)	(19,387)	-26.7%
Other Operating Costs/Expenses	(11,520)	(8,391)	37.3%	(28,378)	(27,102)	4.7%
Costs of infrastructure construction	(1,023)	(1,943)	-47.4%	(1,269)	(45,047)	-97.2%
Employee Pension Plans	(388)	(517)	-24.9%	(1,165)	(1,550)	-24.9%
Depreciation and Amortization	(24,857)	(27,739)	-10.4%	(80,143)	(82,952)	-3.4%
Amortization of Concession's Intangible	(2,492)	(2,491)	0.0%	(7,475)	(7,475)	0.0%
	(53,369)	(56,905)	-6.2%	(160,671)	(215,781)	-25.5%

EBITDA	336,256	321,064	4.7%	960,149	924,412	3.9%

EBIT	221,883	200,659	10.6%	631,115	580,841	8.7%

FINANCIAL INCOME (EXPENSE)
Financial Income	18,290	27,222	-32.8%	54,899	92,188	-40.4%
Financial Expenses	(80,386)	(89,318)	-10.0%	(259,824)	(357,266)	-27.3%
Interest on Equity	-	-	-	-	-	-
	(62,096)	(62,097)	0.0%	(204,925)	(265,078)	-22.7%

EQUITY ACCOUNTING
Equity Accounting	87,025	90,176	-3.5%	241,416	253,143	-4.6%
Assets Surplus Value Amortization	(145)	(145)	0.0%	(435)	(435)	0.0%
	86,880	90,031	-3.5%	240,982	252,709	-4.6%

INCOME BEFORE TAXES ON INCOME	246,667	228,593	7.9%	667,171	568,472	17.4%

Social Contribution	(13,000)	(11,055)	17.6%	(35,170)	(26,807)	31.2%
Income Tax	(35,323)	(30,110)	17.3%	(96,607)	(73,041)	32.3%

NET INCOME (LOSS)	198,344	187,428	5.8%	535,395	468,624	14.2%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

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11.6) Income Statement – CPFL Renováveis

(R$ thousands)

Consolidated (100% Participation)
	3Q18	3Q17	Var.	Var. %	9M18	9M17	Var.	Var. %
OPERATING REVENUES
Eletricity Sales to Final Consumers	4,935	5,534	(599)	-10.8%	16,242	35,358	(19,116)	-54.1%
Eletricity Sales to Distributors	648,431	609,481	38,950	6.4%	1,478,311	1,402,117	76,194	5.4%
Other Operating Revenues	3,020	956	2,064	216.0%	4,791	4,392	399	9.1%
	656,386	615,970	40,415	6.6%	1,499,344	1,441,867	57,478	4.0%

DEDUCTIONS FROM OPERATING REVENUES	(34,735)	(31,057)	(3,677)	11.8%	(79,109)	(73,948)	(5,162)	7.0%
NET OPERATING REVENUES	621,651	584,913	36,738	6.3%	1,420,235	1,367,919	52,316	3.8%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(84,948)	(58,788)	(26,160)	44.5%	(197,336)	(149,568)	(47,768)	31.9%
Eletricity Network Usage Charges	(24,290)	(24,389)	99	-0.4%	(64,346)	(74,229)	9,883	-13.3%
	(109,238)	(83,177)	(26,061)	31.3%	(261,682)	(223,797)	(37,885)	16.9%
OPERATING COSTS AND EXPENSES
Personnel	(24,690)	(25,925)	1,234	-4.8%	(75,928)	(71,863)	(4,065)	5.7%
Material	(3,852)	(9,314)	5,462	-58.6%	(20,636)	(16,715)	(3,921)	23.5%
Outsourced Services	(44,232)	(38,779)	(5,453)	14.1%	(120,995)	(126,358)	5,363	-4.2%
Other Operating Costs/Expenses	(12,846)	(19,927)	7,081	-35.5%	(30,657)	(61,926)	31,269	-50.5%
Depreciation and Amortization	(116,673)	(118,780)	2,107	-1.8%	(350,656)	(345,223)	(5,433)	1.6%
Amortization of Concession's Intangible	(39,024)	(39,057)	32	-0.1%	(117,214)	(116,307)	(908)	0.8%
	(241,317)	(251,781)	10,463	-4.2%	(716,086)	(738,399)	22,313	-3.0%

EBITDA (1)	426,793	407,791	19,001	4.7%	910,337	867,259	43,077	5.0%

EBIT	271,095	249,955	21,140	8.5%	442,466	405,729	36,737	9.1%

FINANCIAL INCOME (EXPENSE)
Financial Income	34,598	35,217	(619)	-1.8%	94,610	106,957	(12,347)	-11.5%
Financial Expenses	(161,064)	(166,313)	5,249	-3.2%	(469,410)	(494,239)	24,829	-5.0%
	(126,466)	(131,096)	4,630	-3.5%	(374,799)	(387,282)	12,483	-3.2%

INCOME BEFORE TAXES ON INCOME	144,629	118,859	25,770	21.7%	67,667	18,448	49,219	266.8%

Social Contribution	(9,167)	(9,240)	74	-0.8%	(20,047)	(18,390)	(1,657)	9.0%
Income Tax	(14,416)	(14,771)	355	-2.4%	(35,635)	(31,654)	(3,980)	12.6%

NET INCOME	121,047	94,848	26,198	27.6%	11,985	(31,597)	43,582	-137.9%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

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11.7) Income Statement – Distribution Segment

(R$ thousands)

Consolidated
	3Q18	3Q17	Variation	9M18	9M17	Variation
OPERATING REVENUE
Electricity Sales to Final Customers	6,989,874	5,607,720	24.6%	19,701,037	17,374,687	13.4%
Electricity Sales to Distributors	513,749	856,716	-40.0%	1,088,572	1,743,980	-37.6%
Revenue from building the infrastructure	461,777	596,755	-22.6%	1,202,136	1,433,943	-16.2%
Adjustments to the concession´s financial asset	99,089	10,399	852.9%	302,498	91,713	229.8%
Sectoral financial assets and liabilities	1,088,508	1,244,970	-12.6%	1,942,754	1,049,284	85.2%
Other Operating Revenues	1,164,232	930,021	25.2%	3,460,778	2,877,800	20.3%
	10,317,227	9,246,580	11.6%	27,697,776	24,571,407	12.7%

DEDUCTIONS FROM OPERATING REVENUE	(3,852,262)	(3,115,274)	23.7%	(10,390,872)	(9,244,529)	12.4%
NET OPERATING REVENUE	6,464,965	6,131,306	5.4%	17,306,904	15,326,878	12.9%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(4,218,803)	(3,971,264)	6.2%	(10,195,773)	(9,567,184)	6.6%
Electricity Network Usage Charges	(374,849)	(447,555)	-16.2%	(1,722,134)	(812,477)	112.0%
	(4,593,652)	(4,418,818)	4.0%	(11,917,907)	(10,379,661)	14.8%
OPERATING COSTS AND EXPENSES
Personnel	(225,503)	(215,343)	4.7%	(680,260)	(668,968)	1.7%
Material	(42,464)	(43,344)	-2.0%	(124,238)	(123,980)	0.2%
Outsourced Services	(210,581)	(211,655)	-0.5%	(626,909)	(618,187)	1.4%
Other Operating Costs/Expenses	(190,890)	(129,200)	47.7%	(411,285)	(451,778)	-9.0%
Allowance for Doubtful Accounts	(47,746)	(33,301)	43.4%	(115,790)	(119,392)	-3.0%
Legal and Judicial Expenses	(65,903)	(19,478)	238.4%	(106,326)	(120,396)	-11.7%
Others	(77,241)	(76,421)	1.1%	(189,169)	(211,990)	-10.8%
Cost of building the infrastructure	(461,777)	(596,755)	-22.6%	(1,202,136)	(1,433,943)	-16.2%
Employee Pension Plans	(22,089)	(27,966)	-21.0%	(66,267)	(83,876)	-21.0%
Depreciation and Amortization	(168,495)	(160,555)	4.9%	(527,963)	(479,513)	10.1%
Amortization of Concession's Intangible	(14,133)	(14,067)	0.5%	(42,399)	(44,710)	-5.2%
	(1,335,931)	(1,398,885)	-4.5%	(3,681,457)	(3,904,955)	-5.7%

EBITDA (IFRS)(1)	718,009	488,224	47.1%	2,277,902	1,566,486	45.4%

EBIT	535,382	313,602	70.7%	1,707,540	1,042,263	63.8%

FINANCIAL INCOME (EXPENSE)
Financial Income	154,871	131,887	17.4%	413,535	472,317	-12.4%
Financial Expenses	(252,585)	(263,689)	-4.2%	(662,568)	(951,288)	-30.4%
Interest on Equity
	(97,714)	(131,803)	-25.9%	(249,033)	(478,971)	-48.0%

INCOME BEFORE TAXES ON INCOME	437,668	181,799	140.7%	1,458,507	563,292	158.9%

Social Contribution	(43,109)	(20,910)	106.2%	(143,348)	(62,718)	128.6%
Income Tax	(117,665)	(56,455)	108.4%	(394,034)	(172,622)	128.3%

Net Income (IFRS)	276,894	104,434	165.1%	921,126	327,952	180.9%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

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3Q18 Results | November 12, 2018

11.8) Economic-Financial Performance by Distributor
(R$ thousands)

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL PAULISTA
	3Q18	3Q17	Var.	9M18	9M17	Var.
Gross Operating Revenue	4,574,682	4,136,870	10.6%	12,051,451	10,766,617	11.9%
Net Operating Revenue	2,914,610	2,772,410	5.1%	7,612,682	6,745,874	12.8%
Cost of Electric Power	(2,114,248)	(2,034,871)	3.9%	(5,344,757)	(4,702,400)	13.7%
Operating Costs & Expenses	(551,549)	(619,707)	-11.0%	(1,506,793)	(1,652,704)	-8.8%
EBIT	248,814	117,832	111.2%	761,133	390,769	94.8%
EBITDA(1)	310,594	178,287	74.2%	957,090	564,955	69.4%
Financial Income (Expense)	(29,004)	(45,808)	-36.7%	(63,925)	(184,717)	-65.4%
Income Before Taxes	219,809	72,025	205.2%	697,208	206,052	238.4%
Net Income	140,604	42,664	229.6%	443,747	118,256	275.2%

CPFL PIRATININGA
	3Q18	3Q17	Var.	9M18	9M17	Var.
Gross Operating Revenue	1,791,030	1,756,570	2.0%	4,930,446	4,637,887	6.3%
Net Operating Revenue	1,108,488	1,162,416	-4.6%	3,009,169	2,899,796	3.8%
Cost of Electric Power	(831,646)	(894,263)	-7.0%	(2,175,406)	(2,086,446)	4.3%
Operating Costs & Expenses	(216,334)	(202,389)	6.9%	(582,273)	(581,694)	0.1%
EBIT	60,509	65,764	-8.0%	251,490	231,655	8.6%
EBITDA(1)	85,270	89,825	-5.1%	326,071	303,678	7.4%
Financial Income (Expense)	(15,571)	(24,247)	-35.8%	(40,079)	(89,976)	-55.5%
Income Before Taxes	44,938	41,518	8.2%	211,412	141,680	49.2%
Net Income	27,816	26,053	6.8%	132,104	87,908	50.3%

RGE
	3Q18	3Q17	Var.	9M18	9M17	Var.
Gross Operating Revenue	1,837,061	1,487,270	23.5%	4,884,522	4,005,395	21.9%
Net Operating Revenue	1,141,975	953,510	19.8%	3,096,534	2,475,450	25.1%
Cost of Electric Power	(751,161)	(621,658)	20.8%	(2,029,196)	(1,522,039)	33.3%
Operating Costs & Expenses	(244,747)	(267,597)	-8.5%	(700,820)	(717,678)	-2.3%
EBIT	146,067	64,256	127.3%	366,518	235,733	55.5%
EBITDA(1)	187,176	103,947	80.1%	491,270	355,166	38.3%
Financial Income (Expense)	(15,811)	(23,116)	-31.6%	(45,197)	(90,717)	-50.2%
Income Before Taxes	130,256	41,140	216.6%	321,320	145,016	121.6%
Net Income	84,629	26,149	223.6%	207,565	91,850	126.0%

RGE SUL
	3Q18	3Q17	Var.	9M18	9M17	Var.
Gross Operating Revenue	1,639,524	1,436,902	14.1%	4,549,321	4,013,628	13.3%
Net Operating Revenue	988,894	949,539	4.1%	2,743,475	2,453,939	11.8%
Cost of Electric Power	(695,608)	(685,929)	1.4%	(1,844,550)	(1,638,238)	12.6%
Operating Costs & Expenses	(248,950)	(226,334)	10.0%	(671,786)	(725,349)	-7.4%
EBIT	44,336	37,276	18.9%	227,138	90,352	151.4%
EBITDA(1)	87,777	72,354	21.3%	368,524	215,771	70.8%
Financial Income (Expense)	(30,887)	(37,114)	-16.8%	(87,278)	(93,522)	-6.7%
Income Before Taxes	13,448	162	8186.4%	139,859	(3,170)	-
Net Income	4,038	(12,025)	-	80,053	(20,871)	-

CPFL SANTA CRUZ
	3Q18	3Q17	Var.	9M18	9M17	Var.
Gross Operating Revenue	474,930	428,967	10.7%	1,282,036	1,147,880	11.7%
Net Operating Revenue	310,997	293,431	6.0%	845,044	751,821	12.4%
Cost of Electric Power	(200,989)	(182,098)	10.4%	(523,998)	(430,537)	21.7%
Operating Costs & Expenses	(74,351)	(82,859)	-10.3%	(219,784)	(227,530)	-3.4%
EBIT	35,656	28,474	25.2%	101,261	93,754	8.0%
EBITDA(1)	47,193	43,811	7.7%	134,946	126,915	6.3%
Financial Income (Expense)	(6,440)	(1,519)	323.8%	(12,554)	(20,040)	-37.4%
Income Before Taxes	29,217	26,955	8.4%	88,707	73,714	20.3%
Net Income	19,807	21,594	-8.3%	57,657	50,809	13.5%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

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3Q18 Results | November 12, 2018

11.9) Sales within the Concession Area by Distributor (In GWh)

CPFL Paulista
	3Q18	3Q17	Var.	9M18	9M17	Var.
Residential	2,180	2,158	1.0%	6,968	6,762	3.0%
Industrial	2,776	2,784	-0.3%	8,190	8,021	2.1%
Commercial	1,257	1,239	1.5%	4,123	4,056	1.7%
Others	1,182	1,128	4.8%	3,349	3,211	4.3%
Total	7,394	7,308	1.2%	22,630	22,050	2.6%

CPFL Piratininga
	3Q18	3Q17	Var.	9M18	9M17	Var.
Residential	915	915	-0.1%	2,932	2,903	1.0%
Industrial	1,663	1,595	4.3%	4,926	4,654	5.8%
Commercial	559	556	0.5%	1,836	1,801	2.0%
Others	307	284	7.9%	902	852	5.8%
Total	3,444	3,351	2.8%	10,596	10,210	3.8%

RGE
	3Q18	3Q17	Var.	9M18	9M17	Var.
Residential	697	656	6.3%	2,078	1,981	4.9%
Industrial	911	879	3.7%	2,608	2,540	2.7%
Commercial	309	318	-2.9%	1,009	1,028	-1.9%
Others	684	688	-0.5%	2,200	2,162	1.7%
Total	2,601	2,540	2.4%	7,894	7,711	2.4%

RGE Sul
	3Q18	3Q17	Var.	9M18	9M17	Var.
Residential	642	617	4.0%	2,075	2,029	2.3%
Industrial	768	734	4.6%	2,194	2,121	3.4%
Commercial	278	284	-2.2%	979	959	2.1%
Others	415	410	1.2%	1,694	1,619	4.6%
Total	2,102	2,045	2.8%	6,942	6,727	3.2%

CPFL Santa Cruz
	3Q18	3Q17	Var.	9M18	9M17	Var.
Residential	193	192	0.7%	595	582	2.3%
Industrial	251	229	9.4%	735	694	6.0%
Commercial	80	80	-0.5%	260	258	0.8%
Others	184	187	-1.4%	540	517	4.6%
Total	708	688	2.9%	2,131	2,050	3.9%

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3Q18 Results | November 12, 2018

11.10) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	3Q18	3Q17	Var.	9M18	9M17	Var.
Residential	2,180	2,158	1.0%	6,968	6,762	3.0%
Industrial	626	678	-7.7%	1,886	2,061	-8.5%
Commercial	941	963	-2.2%	3,096	3,183	-2.7%
Others	1,154	1,089	5.9%	3,247	3,094	4.9%
Total	4,901	4,888	0.3%	15,196	15,100	0.6%

CPFL Piratininga
	3Q18	3Q17	Var.	9M18	9M17	Var.
Residential	915	915	-0.1%	2,932	2,903	1.0%
Industrial	291	305	-4.6%	861	935	-7.9%
Commercial	397	406	-2.2%	1,321	1,356	-2.6%
Others	263	245	7.4%	775	742	4.5%
Total	1,867	1,872	-0.3%	5,889	5,936	-0.8%

RGE
	3Q18	3Q17	Var.	9M18	9M17	Var.
Residential	697	656	6.3%	2,078	1,981	4.9%
Industrial	319	312	2.0%	908	909	-0.1%
Commercial	283	293	-3.4%	923	947	-2.6%
Others	678	683	-0.7%	2,181	2,149	1.5%
Total	1,977	1,944	1.7%	6,090	5,987	1.7%

RGE Sul
	3Q18	3Q17	Var.	9M18	9M17	Var.
Residential	642	617	4.0%	2,075	2,029	2.3%
Industrial	220	235	-6.3%	634	697	-9.0%
Commercial	234	250	-6.4%	829	849	-2.4%
Others	413	408	1.1%	1,688	1,614	4.6%
Total	1,509	1,510	-0.1%	5,227	5,190	0.7%

CPFL Santa Cruz
	3Q18	3Q17	Var.	9M18	9M17	Var.
Residential	193	192	0.7%	595	582	2.3%
Industrial	101	100	0.6%	300	336	-10.7%
Commercial	75	76	-1.4%	244	248	-1.4%
Others	184	187	-1.4%	540	517	4.6%
Total	554	555	-0.3%	1,680	1,682	-0.1%

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3Q18 Results | November 12, 2018

11.11) Reconciliation of Net Debt/EBITDA Pro Forma ratio of CPFL Energia for purposes of financial covenants calculation
(R$ million)

Net debt - Generation projects
Sep/18	Majority-controlled subsidiaries (fully consolidated)				Investees accounted for under the equity method					Total
	CERAN	CPFL Renováveis	Paulista Lajeado	Subtotal	ENERCAN	BAESA	Chapecoense	EPASA	Subtotal
Borrowings and Debentures	538	5,880	-	6,418	512	-	1,215	195	1,922	8,340
(-) Cash and Cash Equivalents	(112)	(1,044)	(8)	(1,163)	(11)	(56)	(62)	(7)	(136)	(1,299)
Net Debt	427	4,836	(8)	5,255	501	(56)	1,153	188	1,786	7,041
CPFL Stake (%)	65.00%	51.60%	59.93%	-	48.72%	25.01%	51.00%	53.34%	-	-
Net Debt in Generation Projects	278	2,495	(5)	2,768	244	(14)	588	100	918	3,687

Reconciliation
CPFL Energia
Gross Debt	20,650
(-) Cash and Cash Equivalents	(3,579)
Net Debt (IFRS)	17,071
(-) Fully Consolidated Projects	(5,255)
(+) Proportional Consolidation	3,687
Net Debt (Pro Forma)	15,503

EBITDA Pro Forma Reconciliation (3Q18 - LTM)

EBITDA - Generation Projects
3Q18 - LTM	Majority-controlled subsidiaries (fully consolidated)
	CERAN	CPFL Renováveis	Paulista Lajeado
Net operating revenue	330	2,011	51
Operating cost and expense	(103)	(747)	(19)
EBITDA	227	1,265	32
CPFL stake (%)	65.00%	51.60%	59.93%
Proportional EBITDA	148	653	19

Reconciliation
CPFL Energia - 3Q18 LTM
Net income	1,993
Amortization	1,578
Financial Results	1,122
Income Tax /Social Contribution	955
EBITDA	5,649
(-) Equity income	(301)
(-) EBITDA - Fully consolidated projects	(1,524)
(+) Proportional EBITDA	1,481
EBITDA Pro Forma	5,306

Net Debt / EBITDA Pro Forma	2.92x

Note: in accordance with financial covenants calculation in cases of assets acquired by the Company.

Page 67 de 67

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 13, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.